Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following communications are available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or were otherwise disseminated by Kraft Foods Inc.

FORWARD-LOOKING STATEMENTS

These communications contain forward-looking statements regarding Kraft Foods’ possible offer to combine with Cadbury plc. Such statements include statements about the benefits of the proposed combination, expected future earnings, revenues and cost savings and other such items, based on Kraft Foods’ plans, estimates and projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, the possibility that the possible offer will not be pursued and the risk factors set forth in Kraft Foods’ filings with the U.S. Securities and Exchange Commission (“SEC”), including Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in these communications except as required by applicable law or regulation.

ADDITIONAL U.S.-RELATED INFORMATION

Each of these communications is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Subject to future developments, Kraft Foods may file a registration statement and/or tender offer documents with the SEC in connection with the proposed combination. Cadbury shareholders should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the proposed combination, as they will contain important information. Those documents, if and when filed, as well as Kraft Foods’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

FINAL TRANSCRIPT

Conference Call Transcript KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe) Event Date/Time: Sep. 07. 2009 / 3:00AM ET

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	1

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

CORPORATE PARTICIPANTS

Chris Jakubik

Kraft Foods Inc - Vice President & Investor Relations

Irene Rosenfeld

Kraft Foods Inc - Chairman and CEO

Tim McLevish

Kraft Foods Inc - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Warren Ackerman

Evolution Securities - Analyst

Graham Jones

Panmure Gordon - Analyst

Julian Hardwick

Royal Bank of Scotland - Analyst

Simon Marshall-Lockyer

Jefferies & Co - Analyst

Patrick Hughes

Citigroup - Analyst

Lee Dunlop

Cazenove - Analyst

Randeep Grewal

ICAP - Analyst

Jon Cox

Kepler Equities - Analyst

Jeff Stent

Citigroup - Analyst

David Hayes

Nomura - Analyst

Pablo Zuanic

JP Morgan - Analyst

Jeremy Fialko

Redburn Partners - Analyst

Regina Borromeo

Morgan Stanley - Analyst

Nico Lambrechts

Bank of America-Merrill Lynch - Analyst

Martin Dolan

Execution - Analyst

Richard Royden

GFI Christopher Street - Analyst

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	2

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

PRESENTATION

Operator

Welcome to Kraft Foods conference call hosted today by Irene Rosenfeld, Chairman and Chief Executive Officer. She is joined today by Chris Jakubik, Vice President, Investor Relations.

Today’s call is being recorded and will be available for replay two hours after conclusion of the conference call. At this time all participants have been placed in a listen only mode and the floor will be open for your questions following the presentation. (Operator Instructions).

It is now my pleasure to turn the floor over to Mr. Chris Jakubik. Sir, you may begin.

Chris Jakubik - Kraft Foods Inc - Vice President, Investor Relations

Good morning and thanks for joining us on our conference call. Earlier today we sent out a press release. We have also made available a set of slides that we will refer to during today’s call. Both of these documents are available on our website, kraftfoodscompany.com.

Before we start off today, I would just like to say that we will be discussing certain matters that inherently involve forward-looking statements and proposed transactions that ultimately may or may not be consummated. As a result, I would caution our audience to refer to the risk factors included in our SEC reports, as well as the cautionary language that appears at the beginning (or end) of our slides and other written materials, where you will find a more detailed discussion of those risks and uncertainties.

Also in connection with the proposed transactions that we will be discussing today we may be filing certain documents with the SEC in future, which I would encourage all investors to read because they contain important information. Those documents can be found when filed on the SEC’s website.

Finally, please note that we will not be updating or reiterating our existing earnings guidance on this call in order to remain in accordance with the UK Takeover Code. According to the rules of the UK Takeover Code we cannot update or reiterate guidance that has not been reviewed and reported on by a firm of accountants. With that, I’ll turn the call over to Irene Rosenfeld, Chairman and CEO of Kraft Foods.

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Thank you Chris and good morning. I’m very pleased to be in London today to speak to you about our proposal to combine with Cadbury plc.

During today’s call I will discuss our possible offer for Cadbury, including the structure and economics of the deal. I’ll provide an overview of Kraft Foods - who we are and the strong base business momentum we’ve built over the past three years. I’ll outline how a combination of Cadbury and Kraft Foods would build a formidable global power house in snacks, confectionery and quick meals. And finally, I’ll talk about the next steps forward.

I’ll begin with the background to our possible offer. Kraft Foods has conducted a detailed analysis of this opportunity and we believe the time is right to explore this powerful combination. So today we publicly disclosed our possible offer as a means to encourage dialogue and further that process. We believe our possible offer of 300p per share in cash and 0.2589 shares of Kraft Foods delivers compelling value to Cadbury shareholders.

This values each Cadbury’s share at 745p based on Friday’s closing stock prices and exchange rates. This represents a significant premium for Cadbury’s shareholders, a premium well above what they themselves are likely to deliver. Indeed, this is 42% over Cadbury’s share price prior to recent analyst suggestions regarding potential sector consolidation, 34% over Cadbury’s 90 day average share price and 31% over Cadbury’s Friday closing price.

Further, our proposed structure provides Cadbury’s shareholders with both value certainty and the opportunity to participate in future upside of the combined Company.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	3

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

At the same time this combination would drive significant benefits for Kraft Foods’ shareholders as well. We expect that a transaction would be accretive to cash EPS in the second year. We would maintain an investment grade credit rating and we would further transform our portfolio, transform it in a way that will enhance our long-term growth rate.

I’d now like to tell you more about Kraft Foods, who we are and what we’ve built. Kraft Foods has annual net revenues of approximately $42 billion. We are the world’s second largest food company and number one in North America. For most US consumers Kraft Foods is a household name with our products in more than 99% of American homes. What may be less well known however is that our Company also has significant global scale, scale that provides us with a strong base from which to build.

We have sales in 150 countries and operations in more than 70 countries around the globe. We have nearly 100,000 employees dedicated to making delicious foods that consumers know and love. We compete in five consumer sectors; snacks, convenient meals, cheese, beverages and grocery. And we proudly market many of the world’s most iconic food brands delivering millions of smiles every day.

We have nine brands with revenues exceeding $1 billion. More than 50 of our brands have revenues greater than $100 million and consumers have enjoyed more than 40 of our brands for over a century. Today more than 40% of our revenue comes from outside North America with significant businesses in Europe and developing markets. More than 70% of our revenue today is from snacks, confectionery and quick meals. And our products with number one share positions make up more than 80% of our revenues.

Three years ago we outlined a new recipe for success, a three year growth plan focused on four key strategies. As we approach the end of our three year plan we did what we said we would do and we’re now hitting out stride. We’ve re-wired the organization for growth and created a high performing organization. We’ve re-framed our categories and made them more relevant and more contemporary. We’ve invested to exploit our sales capabilities and now we’re better leveraging our scale in the market place. And without comprising quality, we found new ways to drive sustainable cost savings.

Let’s take a look at what we’ve accomplished in each of these areas in more detail. Despite a difficult economic environment our strategies are working. We’re continuing to make the necessary investments. We’re executing well and we have good momentum. It’s no coincidence that our first strategy is about our people, since our employees are powering our progress. Today we have the right people in the right jobs. In fact, more than half of our Senior Leadership Team are new to their roles or new to Kraft Foods.

We also de-centralized our organizational structure putting the business units at the heart of our Company. We’ve empowered our business unit leaders to become true General Managers with full control of their P&Ls. We’ve also aligned our businesses with the right metrics. Their success is measured by the key drivers of shareholder value, organic revenue growth, operating income and discretionary cash flow. As a result, we’ve seen significant improvement in our financial performance.

Our second strategy was to re-frame our categories, to restore the power of our portfolio. Over the past three years we’ve enhanced the relevance of our core brands. We’ve done this through focused investments in our priority categories, core brands and key markets. That is, we’re investing more heavily in quality, innovation, marketing and sales where it matters most.

As a result, our innovation pipeline is now full and we’ve capitalized on the strength of our brands in this challenging economy through value-orientated marketing. This has proven to be quite successful as consumers look to stretch their dollars, their pounds or their pesos farther than ever before.

We’ve also re-framed our portfolio by acquiring businesses, such as the LU biscuit business and exiting selected businesses, such as Post Cereals. Together with our recent efforts to discontinue less profitable product lines, we’re strengthening our category mix to fuel growth on both the top and bottom lines.

Our third strategy entailed exploiting our sales capabilities and our scale. In short that meant taking full advantage of our size. For example, our wall-to-wall sales initiative in the US has reduced the number of stores each sales rep covers. And each rep is now accountable for all of our products from cookies and coffee to dressings and deli meat. This means more cross category promotions, larger more creative product displays and stronger relationships with each Store Manager.

In 2008 this program drove about 1 percentage point of incremental revenue. We’re now taking this success to the next level with what we call high visibility wall-to-wall, further increasing sales resources in larger high turnover stores. We expect this initiative to drive an additional 1 point of US revenue growth.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	4

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

In addition we’re expanding our reach in North America by moving beyond the traditional grocery store. Our categories are growing well in emerging channels, such as dollar stores and convenience stores. In developing markets we’re expanding distribution of our brands by increasing our reach to millions of new consumers who shop in traditional Mom and Pop stores. Thanks to the LU biscuit business, we’re taking full advantage of our new scale in countries like China, Indonesia, Malaysia and Russia.

Our fourth strategy was about reducing costs without comprising quality. Our multi-year restructuring program that ended in 2008, streamlined our manufacturing assets and simplified our organization. As a result we have saved more than $1 billion to the end of 2008 and we expect to save an additional $200 million in 2009. We’ve leveraged those savings by continuing to invest in growth.

Going forward we’re scrutinizing our operations from feed to shelf to provide an ongoing stream of savings through continuous improvement.

While reducing cost is part of how we do business making truly delicious products is our business. Over the past three years we’ve made significant investments in the quality of our products - moving them from “good enough” to “truly delicious”. And consumers can taste the difference. Since 2006 our most critical brands have gone from parity to the competition to vastly preferred. And brands like Kraft Macaroni and Cheese, Capri-Sun beverages and DiGiorno Pizza have responded with double digit growth.

Our execution of these strategies has enabled us to make tremendous progress over the past three years. In 2007, we rejuvenated top line growth. In 2008, we grew both the top and bottom lines. And this year, we’re building profit margins and market share. This has provided us with a strong foundation to deliver sustainable top-tier growth. We’re targeting to restore profit margins to industry benchmarks, achieve the high end of our 7% to 9% EPS growth target, and grow cash flow faster than EPS growth.

Now is the time to further accelerate our transformation. As I’ve just outlined we’re pursuing growth from a position of strength. We’ve rejuvenated our base business over the past three years, despite unprecedented increases in input costs and a dramatic global recession. Our organization is now executing with excellence. We have a strong Management Team and a much more nimble organizational structure. Our global organization has the skills and the appetite to integrate a combination of this scale. All of this is supported by our strong financial momentum.

Now let’s turn to the possible combination of Cadbury and Kraft Foods and how it would build on a global power house in snacks, confectionery and quick meals. Four priorities have shaped our long-term strategy. First, as we’ve focused on growth categories we’ve transformed Kraft Foods into the world’s leading snacks and quick meals company. We’ve exited slow growth and lower margin business. And we’ve reinvigorated our high cash flow businesses to further fund growth opportunities.

Second, as we’ve expanded our footprint in developing markets we’re capitalizing on population growth. This creates further opportunities over the long-term as consumers trade up to more of our products and this provides scale to efficiently invest in infrastructure in key geographies.

Third, as we expand our presence in growing trade channels we’re well positioned. Instant consumption channels like convenience stores continue to gain share versus traditional channels in the US and the EU. These channels provide consumers with increased access to significant parts of our portfolio, are highly incremental to our base business and typically deliver higher margins.

And finally, on a standalone basis we’re targeting industry-leading margins. As I’ve already mentioned, we’ve made great strides in improving our portfolio mix and we have significantly reduced our costs while enhancing product quality.

Let’s look again at each of these four priorities to underscore the power of a Kraft Cadbury combination. In terms of growth, Cadbury has a strong portfolio with leading market positions in the fast growing confectionery category. This would make our combined businesses well positioned to drive chocolate growth and margins; a strong competitor in the high growth gum segment; and a significant player in sugar confectionery, including a strong niche position with Halls.

As you know confectioneries is an attractive category and it’s one that’s experiencing strong growth across segments. Gum in particular has enjoyed the most rapid growth capitalizing on its health and functional benefits. On a combined basis, Kraft Foods and Cadbury would be a global leader across all major segments; chocolate, gum and sugar confectionery.

More important our combined sales would be heavily weighted toward the higher growth chocolate and gum segments. Our combined Company would have leading market shares in the confectionery category in many countries. This is important. Important, because we believe scale will be an increasing source of competitive advantage in both the confectionery category and the food industry at large. And being a global leader in both confectionery and biscuits would not only provide our combined businesses with significant scale, but also with tremendous innovation opportunity.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	5

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

In addition, the combined Company would offer a diversified portfolio of leading confectionery brands. These include key global brands such as Milka, Cadbury, Trident and Halls as well as more than 40 brands with revenues over $100 million, brands that are icons in their respective markets.

In terms of our focus on developing markets Cadbury has a broad geographic reach; reach that is high complimentary to Kraft and would lead to increased scale in key developing markets for both companies. From a Kraft perspective, Cadbury would give us meaningful entry into India and it would fundamentally transform our business in Mexico. For Cadbury, Kraft would substantially strengthen its presence in Brazil, Russia and China.

The next slide provides the details. As you can see here, the percent of Kraft Foods net revenue from developing markets would increase from about 20% today to about 25%. What’s more, we would create greater local scale in key developing markets for both companies. As the right side of this chart shows we estimate the combined net revenues in Brazil would be approximately $1.6 billion, in Russia $1 billion, China $450 million and about $850 million in Mexico.

In terms of expanding our presence in growing trade channels Cadbury has a strong infrastructure in instant consumption channels, like convenience stores and petrol stations. This strength will provide enhanced scale and a strong platform from which to distribute more of our current products. Together we would possess exceptional go-to-market capabilities. Each of our companies would benefit from complimentary strengths in sales and distribution.

Kraft Foods is strong in modern retail channels. That is traditional grocery stores. Indeed, our scale is unmatched in North America where we have unique capabilities to drive performance. This is most evident with our winning Wall-to-Wall sales initiative. And as large retail formats grow globally, we’re in a strong position to capitalize.

At the same time Cadbury is very strong in instant consumption channels. This is an important class of trade in both developed and developing markets, in part because instant consumption channels provide incremental reach to large retail formats. What’s more, these channels typically offer opportunities for both higher growth and higher margins.

Finally in terms of margin expansion, a combination with Cadbury promises significant synergies and cost savings. On the top line we’ve identified meaningful revenue synergies. As you’ve already seen our companies have highly complimentary geographic footprints. This will offer terrific opportunities from enhanced distribution, marketing leverage and investments in new product development.

We’ve also identified annual cost savings of at least $625 million. To be clear these are over and above the current programs at both companies, including Cadbury’s Vision into Action program.

Thus far, we’ve identified potential annual, pre-tax cost savings in three areas; operational synergies of about $300 million, resulting from efficiencies and economies of scale in procurement, manufacturing, customer service, logistics, research and development; general and administrative synergies of about $200 million; and marketing and selling synergies of about $125 million, resulting from efficiencies and economies of scale in marketing, media and selling expense. And we expect to achieve the run rate on those savings by the end of the third year.

We believe these targets are highly achievable. We’ve proven our ability to successfully integrate acquisitions over the past several years. For example, at the bottom of slide 30, you can see a number of our successful integrations.

We entered the rapidly growing snacks category with the acquisition of Nabisco in 2000. This transaction increased Kraft’s global revenues by 30% and stepped up our scale in Latin America and Asia Pacific. The Nabisco integration was quite successful with synergies exceeding our original targets.

In 2006, we acquired United Biscuits’ operations in Spain and Portugal. This acquisition brought us a European manufacturing base for biscuits and returned to us the rights to our Nabisco trademarks in a number of key markets. We added approximately $400 million in revenue and $70 million in operating profit. The integration of this business also proceeded on track and well within our expectations.

And in December 2007, we acquired the LU Biscuit business from Group Danone. This acquisition expanded our global presence in biscuits. It provided a strong third leg to our European business, in addition to chocolate and coffee, and it significantly increased our presence in developing markets. We are now the leading global player in biscuits by a very wide margin. We added approximately $2.6 billion in revenue and $400 million in operating profit. And once again, to date we’re well ahead in realizing synergies.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	6

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

All of these facts demonstrate why the strategic rationale for a combination with Cadbury is truly compelling. We’re building on a global powerhouse in snacks, confectionary and quick meals. This combination would allow us to drive growth while retaining a diversified portfolio. We would have an outstanding platform in confectionary, with global leadership positions across segments and this platform would be highly complimentary to our global biscuit business.

We’d expand the global reach and scale of both businesses focusing on the highest growth geographies and significantly increasing our footprint in key developing markets. We’d create exceptional go-to-market capabilities, with the addition of a strong presence in instant consumption channels. And we’d have an opportunity to realize meaningful synergies, both in terms of revenues as well as costs savings; savings that we could reinvest in future growth.

As a result, we expect this combination would enable us to raise our long-term growth targets to the top tier of global food companies. We believe that the combined company could target long-term organic revenue growth in excess of 5% and sustainable, long-term EPS growth of 9% to 11% whereas today we target organic revenue growth of at least 4% and EPS growth of 7% to 9%.

So what are the next steps? Let me first suggest why we believe that the time is right for this combination to happen. We have successfully reinvigorated Kraft Foods and have strong standalone operating and financial momentum. Cadbury is a compelling strategic opportunity, consistent with our long-term strategy.

We believe Cadbury has limited opportunity for future value creation as a standalone entity in an increasingly competitive global environment and we have a proposal that we believe delivers an attractive premium to Cadbury shareholders and substantial value to both Cadbury and Kraft Foods shareholders.

We have tremendous respect for what Cadbury has achieved and we would truly like to negotiate a combination on a friendly basis. We’ll continue to assess the opportunity and consider progressing to a formal offer. And we’ll provide periodic updates on our progress.

Thank you very much for your time and attention this morning and we’d now be happy to take your questions.

QUESTION AND ANSWER

Operator

Thank you. The floor is now open for questions. Again, we do ask while you pose your question that you pick up your handset to provide optimal sound quality. We’d appreciate you limiting your question to one per person. Thank you.

Your first question comes from the line of Warren Ackerman of Evolution. Please go ahead.

Warren Ackerman - Evolution Securities - Analyst

Good morning, it’s Warren Ackerman here from Evolution in London. My one question is a very simple one really. It’s just really about how you intend to fund this acquisition, given the debt you took on board from the Danone biscuit business? And are there any implications? Are we going to be expecting to see any help from Warren Buffett? Thank you.

Tim McLevish - Kraft Foods Inc - EVP & CFO

This is Tim McLevish, Kraft’s Chief Financial Officer. We do not anticipate any issues funding the transaction. We think we have a good proposal on the table - we have strong banking relationships and good access to debt capital markets and feel quite confident that we will not have difficulty with financing.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	7

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

Warren Ackerman - Evolution Securities - Analyst

So you will not need to tap the market for new equity?

Tim McLevish - Kraft Foods Inc - EVP & CFO

We don’t currently plan to tap the market for new equity.

Warren Ackerman - Evolution Securities - Analyst

So it’s going to be fully debt funded in cash?

Tim McLevish - Kraft Foods Inc - EVP & CFO

That’s correct.

Warren Ackerman - Evolution Securities - Analyst

Okay. Thank you.

Operator

Thank you. The next question comes from the line of Graham Jones from Panmure Gordon. Please go ahead. Graham, your line is open, please go ahead.

Graham Jones - Panmure Gordon - Analyst

Hello, can you hear me?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Yes, good morning Graham.

Graham Jones - Panmure Gordon - Analyst

Hi there, sorry about that. I was just wondering whether you could flesh out your thinking in how you’ve arrived at the 745p valuation, which from my calculation represents 1.9x sales for 2010?

You’ve outlined the sort of attractions of the combination of the Group, but it seems like a 1.9x sales is a lot lower, for instance, than you paid for biscuits’ worth in $28 billion of acquisitions, average 2.33x sales. And given I think confectionary’s got a higher long-term margin potential and attractive growth rates, particularly in emerging markets, I’m just wondering whether you could spell out how you arrived at that valuation?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Yes, certainly. Graham, I believe we’ve put forward a compelling and very attractive proposal, as seen here today, which represents 300p in cash and highly liquid blue chip stock in Kraft Foods.

Given recent events in the market, I don’t think it’s very productive to look backward. I believe that the premium that we have offered here reflects a 30% to 40% premium to the Cadbury share price by any metric. And we believe that the proposed structure of this transaction would provide both value certainty to shareholders as well as the opportunity to participate in what we see as a great potential upside. So we feel quite comfortable with the proposal that we have laid out.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	8

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

Graham Jones - Panmure Gordon - Analyst

Okay thanks. And perhaps if I can just come back on that - obviously for some UK shareholders that will not be able to hold US listed stock, have you considered just doing a straight rights issue to fund an all cash offer for Cadbury?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

We actually don’t believe that this will be a problem. The Cadbury shareholders register, as I believe you know, is comprised of a number of international investors, many of them in the US and we’re confident that the flow back can be absorbed in the normal course due to the highly liquid nature of our stock. So we don’t feel that that will be an issue.

Graham Jones - Panmure Gordon - Analyst

Okay, thanks very much.

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

You’re welcome.

Operator

Thank you. Our next question is coming from the line of Julian Hardwick of ABS. Please go ahead.

Julian Hardwick - Royal Bank of Scotland - Analyst

Hi, it’s Julian Hardwick from Royal Bank of Scotland. I have a question on your revenue synergies. You highlighted several times that you felt there were pretty extensive revenue synergies from combining the two businesses. And I just wondered if you could give us some feel for what — or quantify the scale of those revenue synergies and also help us to understand what assumption you’ve made about how fast the Cadbury business’ top line will evolve over the next two or three years?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Well Julian, as I’ve said, we do believe that potential revenue synergies from the combination of these companies would be quite sizeable. We see the opportunities in expanded distribution, in the ability to make further investments in marketing the equity of these iconic brands and in new product development. We’re not in a position today to further quantify those, but we believe those will be quite compelling.

And with respect to the growth rates, as I’ve said, as we look ahead to the potential growth prospects for a combined company, we feel quite comfortable that the top line would grow. We would be targeting to see it grow in excess of 5% and we would see the bottom line growing in the 9% to 11% range.

Julian Hardwick - Royal Bank of Scotland - Analyst

Within that, are you assuming that Cadbury delivers on its 4% to 6% underlying sales growth target?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Well as we said, all of our targets and assumptions are predicated on top of their base plan, so yes.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	9

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

Julian Hardwick - Royal Bank of Scotland - Analyst

Thank you very much.

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

You’re welcome.

Operator

Our next question comes from the line of Simon Marshall-Lockyer from Jefferies. Please go ahead.

Simon Marshall-Lockyer - Jefferies & Co - Analyst

Yes, good morning. I just wanted to ask you in terms of the strategic fit of the businesses obviously there are some geographies that present excellent fits, you’ve highlighted those particularly in Europe. But the North American market, particularly in chocolate, remains much more of an issue given the fact that Hershey’s still own the Cadbury franchises in terms of the chocolate side of things in North America. What are your views on the development in combinations and prospects for the North American market specifically and excluding the gum franchise?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Well, we feel equally excited about the opportunity in North America. There it’s much more of a channel play. The combination of the strong instant consumption infrastructure that Cadbury has, together with the strong portfolio of opportunities that we bring, we believe could create an even stronger business in that rapidly growing channel.

And in traditional grocery stores we have a very significant position. And with the sales capability that I outlined, using our wall-to-wall capability, we believe that Cadbury’s access to that opportunity would present some additional upside. So we see a great opportunity in all geographies around the world.

Simon Marshall-Lockyer - Jefferies & Co - Analyst

Okay, but effectively in North America — well, in the United States at least, you won’t own the Cadbury brand for the chocolate, confectionary side of things.

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Yes, but we don’t anticipate that there would be any impact on the current arrangement. And we believe the opportunity for us to be able to leverage the synergy of our broader portfolio together with the gum business would be quite attractive.

Simon Marshall-Lockyer - Jefferies & Co - Analyst

Thank you.

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

You’re welcome.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	10

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

Operator

Thank you. Our next question comes from the line of Patrick Hughes, Citigroup. Please go ahead.

Patrick Hughes - Citigroup - Analyst

Yes, good morning to you. Just wondering whether you’d put any thought to what is going to happen with the existing debt at Cadburys, whether you would leave it outstanding or retire it, whether you would actually give a formal downstream guarantee from Kraft to that debt? And finally whether you would consider retaining Cadburys as a future funding entity?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Patrick, I think we have made a proposal at this stage. I think it would be premature to get into any of those kinds of details. But I assure you that as we move forward in our dialogue, we will consider all possibilities.

Patrick Hughes - Citigroup - Analyst

On funding policy, do you normally have a funding policy of funding from the parent or do you like to fund locally, generally speaking?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

I’m here today to talk about this proposal that we have laid out and I would like to contain the discussion to that proposal. We think it’s an attractive proposal and we believe as we continue to dialogue about it there will be many, many other details that we will need to work out.

Patrick Hughes - Citigroup - Analyst

Okay.

Operator

Thank you. Our next question comes from the line of Lee Dunlop from Cazenove. Please go ahead.

Lee Dunlop - Cazenove - Analyst

Good morning. Just in regards to shareholders on both sides, do you require shareholders’ approval for the transaction to issue the shares and have you discussed that with them? And just have you begun negotiations with Cadbury’s shareholders in terms of gaining an idea of how they feel about the proposal?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

This proposal would require the approval of Cadbury shareholders. It would also likely require the approval by Kraft shareholders and we have not begun discussions. This is very much in the early stages. But what I can tell you is that given the compelling proposition that we’ve laid out here, I believe that we have a very attractive story for shareholders of both companies.

Lee Dunlop - Cazenove - Analyst

Thank you very much.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	11

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

You’re welcome.

Operator

Thank you. Our next question comes from the line of Randeep Grewal from ICAP. Please go ahead.

Randeep Grewal - ICAP - Analyst

Hi. Would you be able to tell us what kind of tax rate you expect the new entity to have and whether it will lead to any relocation of cost centers of manufacturing to optimize tax rates?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

I guess once again, I would like to suggest, we have put forward a proposal today. I think it’s premature to get ahead of ourselves on some of the specifics and some of the details. But clearly, as we progress we will provide greater clarity on some of the kinds of issues that you raise.

Randeep Grewal - ICAP - Analyst

Thank you.

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

You’re welcome.

Operator

Thank you. Our next question comes from the line of Jon Cox from Kepler. Please go ahead.

Jon Cox - Kepler Equities - Analyst

Yes, good morning, just a couple of questions on my side. You’ve mentioned that you don’t want to maybe issue any more equity above the offer you’ve already set out, and given the fact that you think the rest can be financed in debt, would you assume that 300p is the maximum you can do in cash under these terms? Or is there any way you’d actually increase the cash component of the deal?

Tim McLevish - Kraft Foods Inc - EVP & CFO

Again this is Tim McLevish. We think we have a very attractive and compelling proposal on the table and we think that this gives certainty with the 300p cash offer or cash proposal and a significant opportunity to participate in the upside of the benefits of the combined company.

Jon Cox - Kepler Equities - Analyst

Okay. I’m just wondering if you could just tell us what happens next — because I understand Cadbury now is in radio silence. They’re not taking any questions or comments from analysts or the press. I’m wondering what’s happening now. Are you sort of like you’ve said, look the table is open, please come and sit down, and that you’re waiting to hear from them? Or are there talks going on in the background between you two?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	12

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Well, today was a very important day. We believe we’ve laid out a very compelling proposal and I am quite optimistic that in the weeks ahead as this all settles down the value of our proposal will be recognized. We feel quite good about this proposal and we are eager to move forward. So I think we just needed to let things settle down a bit.

Jon Cox - Kepler Equities - Analyst

And would you think about increasing the offer?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

We have put together a very attractive proposal. I feel very good. It provides good value to shareholders of both companies. And I believe importantly that our proposal provides significantly more value to Cadbury shareholders than they can provide on a standalone basis, particularly given the consolidation in the global food industry. So I feel very good about the proposal that we have laid out today and we look forward to continuing the dialogue about this proposal.

Jon Cox - Kepler Equities - Analyst

Okay, thank you. Obviously you’re aware, I’m sure, that Cadbury’s stock is over 800p this morning. So the market obviously believes you’ll either come back for more or potentially somebody else will come in with a counter offer.

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

I can’t comment on how the market is reacting, other than to say I believe we’ve laid out a very compelling proposal.

Jon Cox - Kepler Equities - Analyst

Great. Thank you very much.

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

You’re welcome.

Operator

Thank you. Our next question comes from the line of Jeff Stent from the Citigroup. Please go ahead.

Jeff Stent - Citigroup - Analyst

Good morning. You’ve just talked about creating value for both sets of shareholders. With that in mind, I was just wondering based upon your projections when you see ROIC WACC crossover on this deal? And what is that WACC. Thank you.

Tim McLevish - Kraft Foods Inc - EVP & CFO

Well the proposal that we have put on the table again is a very attractive and compelling consideration and we think it will provide a good value. The internal rates of returns for the total shareholders will be attractive in an excess of our costs of capital.

Jeff Stent - Citigroup - Analyst

And are you able to specify in which year you anticipate that happening?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	13

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

Tim McLevish - Kraft Foods Inc - EVP & CFO

The internal rate of return will certainly happen over time. We anticipate that in the second year it will be accretive to shareholders.

Jeff Stent - Citigroup - Analyst

So ROIC will exceed WACC in year two?

Tim McLevish - Kraft Foods Inc - EVP & CFO

I’d rather not comment specifically on that but, yes, it generally should.

Jeff Stent - Citigroup - Analyst

Okay, thank you.

Operator

Thank you. Our next question comes from the line of David Hayes, Nomura. Please go ahead.

David Hayes - Nomura - Analyst

Hi. In terms of looking at regulatory issues on the deal, I just wonder if you could be more specific, whether you have obviously looked at that and where the key markets may be that there might be a need for disposals?

And I guess more broadly, in terms of financing the deal, coming back to that point, are there businesses within Kraft or within Cadbury that you would consider non-core and could be disposed of as part of financing for the transaction and moving on to the second phase? Thank you very much.

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Well, with respect to the any anti-trust issues David, the complimentary nature of the two businesses suggest that anti-trust concerns are few and we believe quite limited in scope, and we’re quite confident that any issues can be appropriately addressed and can be addressed within the envisaged timeframe.

So we feel quite comfortable on that front and we are not assuming any divestitures as part of the proposal that we have laid out here. We feel quite comfortable with the portfolio. And we believe that the combination of the two companies and the combined portfolio would have attractive growth prospects.

David Hayes - Nomura - Analyst

Thank you very much.

Operator

Thank you. Our next question comes from the line of Pablo Zuanic from JP Morgan. Please go ahead.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	14

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

Pablo Zuanic - JP Morgan -Analyst

Hello Irene, how are you?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Okay Pablo.

Pablo Zuanic - JP Morgan - Analyst

I’m wondering, are you in Chicago? It’s like 3am or are you here in London?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

I’m in London.

Pablo Zuanic - JP Morgan - Analyst

Of course, you would be. Look, a couple of questions, if I may. From a strategic point of view, what’s been the impact on the Kraft confectionery business in Eastern Europe and Asia since Mars bought Wrigley? Has there been any?

Along the same lines, can you comment in terms of what’s been happening in terms of competition versus Nestle? And I’m particularly focused in the chocolate business in Latin American and Eastern Europe, where I believe the Cadbury gum business obviously is quite formidable in Latin America and a strong number two in Russia, at least.

So I’m trying to understand what’s your position there versus Nestle and what’s been happing in terms of competition? Has Nestle been taking share from you? Some color in this regard would help from a strategic perspective. And then I have a follow up. Thanks.

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Well, Pablo, I feel very good about the health of our chocolate business around the world. In fact, it’s been one of the core categories that we have chosen to reinvest in equity spending and product quality and we’ve been quite active in new product activity. So I feel very good about the health of that business and it’s one of the reasons I’m so optimistic about the prospects for the combined company.

But I do see that increasingly we’re seeing consolidation in the confectionery industry in particular, and the food industry in general. And it’s one of the reasons that I feel the combination of these two companies is a very compelling proposition and has the potential to deliver more value to Cadbury shareholders than the company could deliver on a standalone basis.

Pablo Zuanic - JP Morgan - Analyst

And just a quick follow up, do you have any views in terms of Cadbury’s potential to reach their target on their own? They’ve guided for mid teens EBIT margins by 2011. Do you see any challenges to that? They’ve been losing market share in gum to Wrigley. Chocolate pricing has been quite high recently. It doesn’t seem to be sustainable. Any thought in terms of Cadbury’s potential to reach their profit margin target on their own, which I think obviously would be in the back of Cadbury’s shareholders this morning?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

I have a very strong perspective on Kraft’s prospects but I’m not in a position to comment. We have watched the implementation of the Vision into Action program and we feel that they’re doing a good job.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	15

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

I think the challenge as we look ahead in an increasingly consolidated global environment is that the challenges for prospects of a standalone company are increasingly great. And that’s one of the reasons that we believe that the strategic rationale for the combination of our two companies is so compelling.

Pablo Zuanic - JP Morgan - Analyst

Yes, one last one. The offer is 745 pence. But for whatever reasons the Kraft share price comes down in the next few days, does that mean that you need to issue more equity for that 60% that you’re funding with stock?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Pablo, we feel we’ve laid out a very attractive proposal. There will be movement here and there but we believe that the proposal that we’ve laid out here is quite attractive. It represents a significant premium by any metrics and we look forward to the opportunity to have constructive dialog with Cadbury about this proposal.

Pablo Zuanic - JP Morgan - Analyst

Okay. Good luck and congratulations again.

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Thank you.

Operator

Thank you. Our next question comes from the line of Jeremy Fialko from Redburn Partners. Please go ahead.

Jeremy Fialko - Redburn Partners - Analyst

Hello. It’s Jeremy Fialko, Redburn Partners here. One question, I know you’re seeking a friendly transaction here. Can you rule out at this stage going hostile for Cadbury?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Hi, Jeremy. We’ve made an attractive and a compelling proposal. We believe this proposal is good for the shareholders of both companies in terms of jobs, in terms of consumer opportunities, in terms of employees. We believe it represents a particular value within the UK. And we believe this is the best way to progress a constructive dialogue and we look forward to continuing that dialogue. But, most importantly, we believe that the proposal that we have laid out merits serious consideration.

Jeremy Fialko - Redburn Partners - Analyst

Okay. Thank you.

Operator

Thank you. Our next question comes from the line of Regina Borromeo from Morgan Stanley. Please go ahead.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	16

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

Regina Borromeo - Morgan Stanley - Analyst

Yes, hi. Thank you. Just wondering, you mentioned that you want to maintain your investment grade rating, but you also said that if the price increases that you would not issue equity. Just wanted to get some clarification with that?

Tim McLevish - Kraft Foods Inc - EVP & CFO

First of all, we don’t have an offer on the table; we have a proposal. And with the proposal that we have laid out we think that we can finance it. We’re quite comfortable that we can finance the cash component with existing Kraft cash and with debt. And we did not suggest anything about increasing the consideration.

Regina Borromeo - Morgan Stanley - Analyst

Okay, great. Thank you.

Operator

Thank you. Our next question comes from the line of Nico Lambrechts from Bank of America-Merrill Lynch. Please go ahead.

Nico Lambrechts - Bank of America-Merrill Lynch - Analyst

Thank you very much, Nico Lambrechts from Bank of America-Merrill Lynch. Two questions, if I may. First of all, could you maybe give us some insight into when did you contact the Cadbury Board? And how often you have a dialogue with them before this became public. And then on what basis did the Cadbury Board reject this proposal?

And then following that; is it possible to elaborate somewhat on the synergies that you highlighted, i.e. the operational synergies, the SG&A? Would that include plant closures, etc. and how does that compare with benchmarks from other transactions, if you can give any insights into that? Thank you.

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Yes, Nico. First of all, the nature of our conversations with Cadbury is well documented in the materials that we’ve released this morning. You can see the letters that I have sent to Roger Carr. And I think that accurately reflects the conversations that we have had so far.

With respect to the synergies, we believe that there are significant opportunities for both revenue synergies as well as cost synergies, and we’ve identified at least $625 million of cost synergies and those compare quite favorably with other comparable transactions of this size.

It represents about 7% of revenue and we feel quite comfortable that the three areas that we’ve identified, operational efficiencies, general and administrative expenses and marketing, media and selling expenses, are the three major buckets. And we feel comfortable given our experience in integrating acquisitions that these synergies are quite achievable.

Nico Lambrechts - Bank of America-Merrill Lynch - Analyst

Thank you. May I just repeat the question? On what basis did the Cadbury board reject this proposal? Did they give any reason? Did they give price as a reason or any other strategic rationale?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

I believe if you look at the materials in the 2.4 statement that we released you can see what their response was.

Nico Lambrechts - Bank of America-Merrill Lynch - Analyst

Thank you.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	17

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

Operator

Thank you. We now have a follow-up question from the line of David Hayes, Nomura. Please go ahead.

David Hayes - Nomura - Analyst

Hi, I just really wanted to follow-up just in terms of obviously if this deal doesn’t go through, you can’t reach an agreement, can you just talk about where that leaves Kraft? I guess I’m being a bit negative about it, if you like; what are the weaknesses within Kraft that the Cadbury portfolio and business cure, effectively? Thanks very much.

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Well, David, as I said, I feel very good about the state of Kraft. We have spent the last three years reinvigorating our brands around the world and we have a very strong standalone growth strategy. And standalone we are targeting to be at or above industry margins. So I feel quite good about the state of Kraft.

I believe, though, that the proposal of combining our two companies is about accelerating growth and accelerating growth in an increasingly consolidated global economy and particularly global food business. And we believe that the strategic rationale for that combination, as well as the economics associated with it, are quite attractive to shareholders of both sides.

David Hayes - Nomura - Analyst

Okay. Thank you.

Operator

Thank you. We now have a follow up from the line of Martin Dolan from Execution. Please go ahead.

Martin Dolan - Execution - Analyst

Yes, good morning. It’s Martin Dolan here. If we look at Kraft right now as a $43 billion revenue company growing at 4% and then the move to a $53 billion company growing at 5%, it would seem to imply you think Cadbury’s can grow at around 9%. Is there anything wrong with that math?

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

Actually, Martin, our assumption is that the targets that we’ve laid out that suggest we believe we can accelerate our growth rates are really predicated on our expectation that there would be significant revenue synergies as we combine the two companies, and I described some of those in my prepared remarks.

Martin Dolan - Execution - Analyst

Okay. But those revenue synergies could bring Cadbury’s growth rate to 9% in the medium-term view, according to your plans. Is that right?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	18

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

Irene Rosenfeld - Kraft Foods Inc - Chairman and CEO

I think that would be a stretch. I think the assumptions we have made about the growth rates are quite consistent with historical performance. And we believe that the combination of the two companies given the size, the scale and the scope of the combined enterprise, would bring us additional opportunities that neither company might be able to access alone.

Martin Dolan - Execution - Analyst

Okay. Thank you.

Chris Jakubik - Kraft Foods Inc - Vice President, Investor Relations

If we could take one more question, please?

Operator

We have a question, our final question, from the line of Richard Royden from GFI Christopher Street. Please go ahead.

Richard Royden - GFI Christopher Street - Analyst

Yes. Hi, it’s Richard Royden from GFI Christopher Street. Under your proposal, the opportunity for existing Cadbury shareholders to maintain exposure to the combined group going forward through the mix and match is, in some respects, academic as many will be unable to own US paper. Have you considered proposing a dualistic Company structure along the lines of what Carnival Corporation offered P&O shareholders?

Tim McLevish - Kraft Foods Inc - EVP & CFO

We have and will continue to consider a listing under the London Stock Exchange.

Richard Royden - GFI Christopher Street - Analyst

A listing for Kraft or a dualistic Company structure?

Tim McLevish - Kraft Foods Inc - EVP & CFO

Listing for Kraft.

Richard Royden - GFI Christopher Street - Analyst

What about a dualistic Company?

Tim McLevish - Kraft Foods Inc - EVP & CFO

We haven’t considered that.

Richard Royden - GFI Christopher Street - Analyst

Thank you.

Operator

Thank you. This does conclude today’s telephone conference. Please disconnect your lines at this time and have a wonderful day.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	19

FINAL TRANSCRIPT

Sep. 07. 2009 / 3:00AM ET, KFT - Kraft Foods Possible offer To Cadbury PLC Conference Call (Europe)

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2009 Thomson Reuters. All Rights Reserved.

RESPONSIBILITY STATEMENT

The directors of Kraft Foods each accept responsibility for the information contained in this document, save that the only responsibility accepted by them in respect of information in this document relating to Cadbury plc or the Cadbury Group (which has been compiled from public sources) is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the directors of Kraft Foods (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of that information.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	20

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

KRAFT FOODS

Moderator: Chris Jakubik

September 8, 2009

8:00 am EST

Operator:	Welcome to Kraft Food’s conference call. Hosting the call today is Irene Rosenfeld, Chairman and Chief Executive Officer. She is joined by Chris Jakubik, Vice President, Investor Relations and Tim McLevish, Chief Financial Officer.

Today’s call is being recorded and will be available for replay two hours after the conclusion of the conference call. At this time, all participants have been placed in a listen-only mode and the floor will be open for your questions following the presentation.

If you would like to ask a question at that time, please press star one on your touchtone phone. We’d appreciate limiting your questions to one per person. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. If you should require operator assistance, please press star zero. We ask that you please pick up your handset to allow optimal sound quality.

It is now my pleasure to turn the floor over to Chris Jakubik. Sir, you may begin.

Chris Jakubik:	Thank you and good morning. Thanks for joining our conference call. Yesterday, we sent out a press release about our proposed offer for Cadbury plc. We also have made available set of slides that we will refer to during today’s call. Both of these documents are available on our Web site kraftfoodscompany.com.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Before we start today, I would just like to say that we will be discussing certain matters that inherently involve forward-looking statements and proposed transactions that openly may or may not be consummated. As a result, I would caution our audience to refer to the risk factors included in our SEC reports as well as the cautionary language that appear at the beginning or end of our slides and other written materials where you will find a more detailed discussion of those risks and uncertainties.

Also in connection with the proposed transaction that we will be discussing today, we may be filing certain documents with the SEC in future which I would encourage all investors to read because they will contain important information. Those documents can be found on SEC’s Web site.

Finally, please note that we will not be updating or reiterating our existing earnings guidance on this call in order to remain in accordance with the U.K. Takeover Code. According to the rules of the U.K. Takeover Code, we cannot update or reiterate guidance that has not been reviewed and reported on by a firm of accounts.

With that, I’ll turn the call over to Irene Rosenfeld, Chairman and CEO of Kraft Foods.

Irene Rosenfeld:	Thank you, Chris, and good morning. As you probably noticed, while many of you are having your last hurrah at the beach yesterday, we were rather busy working in London.

During today’s call, I’ll discuss our possible offer for Cadbury including the structure and economics of the deal. I’ll talk a bit about Kraft Foods and the strong momentum we’ve built over the past three years. I’ll outline how a combination of Kraft with Cadbury, we build a formidable global powerhouse in snacks, confectionery and quick meals. And finally I’ll talk about the next steps forward.

I’ll begin with the background to our possible offer. Kraft Foods has conducted a detailed analysis of this opportunity and we believe the time is right to explore this powerful combination. So, Monday, we publicly disclosed our possible offer as a means to encourage dialogue and further that process. We believe our Possible Offer of 300 pence per share in cash and 0.2589 shares of Kraft Foods delivers compelling value to Cadbury shareholders.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

This values each Cadbury share at 745 pence based on Friday’s closing stock prices and exchange rates. This represents a significant premium for Cadbury shareholders, a premium well above what they themselves are likely to deliver. Indeed, this is 42 percent over Cadbury share price prior to recent analyst suggestions regarding potential sector of consolidation, 34 percent over Cadbury’s 90-day average share price and 31 percent over Cadbury’s Friday closing price.

Further, our proposed structure provides Cadbury shareholders with both value certainty and the opportunity to participate in future upside of the combined company. At the same time, this combination would drive significant benefits for Kraft Foods shareholders as well.

We expected the transaction would be accretive to cash EPS in the second year. We would maintain an investment grade credit rating and we would further transform our portfolio. Transform it in a way that will enhance our long term growth rate.

I’d now like to talk about Kraft Foods, where we are, what we built and why the time is right to take the next step forward? As most of you know, Kraft Foods’ annual net revenue is approximately $42 billion. We are the world’s second largest food company and number one in North America. We have significant global scale with sales in a 150 countries and operations in more than 70 countries around the globe and our scale provides us with a strong base from which to build.

We compete in five consumer sectors with snacks being the largest, making up 37 percent of our current portfolio and we proudly market many of the world’s most iconic food brands. We have nine brands with revenues exceeding $1 billion. More than 50 of our brands have revenues greater than a $100 million and consumers have enjoyed more than 40 of our brands for more than a century.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Today, more than 40 percent of our revenue comes from outside North America, with significant businesses in Europe and developing markets. More than 70 percent of our revenue today is from snacks, confectionery and quick meals and our products with number one share positions make up more than 80 percent of our revenues.

In 2007, we outlined a new recipe for success. A three-year growth plan focused on four key strategies. As we approach the end of our three-year plan, we did what we said we would do and we’re now hitting our stride. We’ve rewired the organization for growth and created a high performing organization. We’ve reframed our categories and made them more relevant and more contemporary. We’ve invested to exploit our sales capabilities and now we are better leveraging them in the marketplace. And without compromising quality, we found new ways to drive sustainable cost savings.

Let’s take a look at what we’ve accomplished in each of these areas in greater detail. Despite a difficult economic environment, our strategies are working. We’re continuing to make the necessary investments. We’re executing well and we have good momentum. It’s no coincidence that our first strategy is about our people because our employees are powering our progress. Today, we have the right people in the right jobs. In fact more than half of our senior leadership team are new to their roles or new to Kraft Foods.

We also decentralized our organizational structure putting the business units at the heart of our company. We’ve empowered our business unit leaders to become true general managers with full control of their P&L’s. We’ve also aligned our businesses with the right metrics. Their success is measured by the key drivers of shareholder value, organic revenue growth, operating income and discretionary cash flow. As a result, we’ve seen significant improvement in our financial performance.

Our second strategy was to reframe our categories to restore the power of our portfolio. Over the past three years, we’ve enhanced the relevance of our core brands. We’ve done this through focused investments in our priority categories, core brands and key markets. That is we’re investing more heavily in quality, innovation, marketing and sales where it matters most.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

As a result, our innovation pipeline is now full and we capitalized on the strength of our brands in this challenging economy through value-oriented marketing. This has proven to be quite successful as consumers love to stretch their dollars, their pounds or their pesos further than ever before.

We’ve also reframed our portfolio by acquiring businesses, such as the LU biscuit business and exiting selected businesses such as Post Cereals. Together with our recent efforts to discontinue less profitable product lines, we’re strengthening our category mix to fuel growth on both the top and bottom lines.

Our third strategy entailed exploiting our sales capabilities and our scale. In short, that meant taking full advantage of our size. For example, our wall-to-wall sales initiative in the U.S. has reduced the number of stores each sales rep covers. And each rep is now accountable for all of our products from cookies and coffee to dressings and deli meat. This means more cross category promotions, larger, more creative product displays and stronger relationships with each store manager.

In 2008, this program drove about one percentage point of incremental revenue. We’re now taking this success to the next level with what we call high visibility wall-to-wall, further increasing sales resources and large high turnover stores. We expect this initiative to drive an additional one point of U.S. revenue growth.

In addition we are expanding our reach in North America, by moving beyond the traditional grocery store. Our categories are growing well in the emerging channels such as dollar stores and convenience stores. In developing markets we are expanding distribution of our brands by increasing our reach to millions of new consumers who shop in traditional mom and pop stores. Thanks to the new biscuit business, we are taking full advantage of our new scale in countries like China, Indonesia, Malaysia and Russia.

Our fourth strategy was about reducing costs, without compromising quality. Our multi-year restructuring program that ended in 2008 streamlined our manufacturing assets and simplified our organization. As a result we saved

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

more than $1 billion through the end of 2008 and we expect to save an additional 200 million in 2009. We have leveraged those savings by continuing to invest in growth. Going forward we are scrutinizing our operations from seed to shelf to provide an ongoing stream of savings through continuous improvement.

While reducing costs is part of how we do business, making truly delicious products is our business. Over the past three years we have made significant investments in the quality of our products, moving them from good enough to truly delicious and consumers can taste the results. Since 2006, our most critical brands have gone from parity to the competition to vastly preferred. And brands like Kraft Macaroni and Cheese, Capri Sun Beverages and DiGiorno Pizza have responded with double-digit growth.

Our execution of these strategies has enabled us to make tremendous progress over the past three years. In 2007, we rejuvenated top line growth. In 2008, we grew both the top and bottom lines and this year we are building profit margins and market share. This has provided us with a strong foundation to deliver sustainable top tier growth. We are targeting to restore profit margins to industry benchmarks, to achieve the high end of our seven to nine percent EPS growth target and to grow cash flow faster than EPS.

Over the past 24 hours I have announced many times, why now? And my answer is simple, why wait? As I’ve just outlined we are accelerating our growth from a position of strength. We have reinvigorated our base business over the past three years despite unprecedented increases in input costs and a dramatic global recession. Our organization is executing with excellence. We have a strong management team and a nimble organizational structure. Our global organization has the skills and the appetite to integrate a combination of this scale and all of this is supported by our strong financial momentum. Now is the time to further accelerate our transformation.

The possible combination of Kraft Foods and Cadbury would build on our position as a global powerhouse in snacks, confectionary and quick meals. Four priorities have shaped our long-term strategy. First as we focused on growth categories, we have transformed Kraft Foods into the world’s leading snacks and quick meals company. We exited slow growth and lower margin businesses and we’ve reinvigorated our high cash flow businesses to further fund growth opportunities.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Second, as we have extended our footprint in developing markets, we are capitalizing on population growth. This creates further opportunities over the long term, as consumer’s trade up two more of our products. And this also provides scale to efficiently invest in infrastructure in key geographies.

Third, as we expand our presence in growing trade channels we are also well positioned. Instant consumption channels like convenience stores continue to gain share versus traditional channels in the U.S. and EU. These channels provide consumers with increased access to significant parts of our portfolio. They are highly incremental to our base business and typically deliver higher margins.

And finally on a standalone basis, we are targeting industry leading margins. As I have already mentioned we have made great strides in improving our portfolio mix and we have significantly reduced our cost while enhancing product quality.

Let’s look again at each of these four priorities to underscore the power of a Kraft-Cadbury combination. In terms of growth, Cadbury has a strong portfolio with leading market positions in the fast-growing confectionery category. This would make our combined businesses well positioned to drive chocolate growth and margins, a strong competitor in the high growth gum segment and a significant player in sugar confectionery including a strong niche position with Halls.

As you know, confectionery is an attractive category and its one that’s experiencing strong growth across segments. Gum in particular has enjoyed the most rapid growth, capitalizing on its health and functional benefits. On a combined basis Kraft Foods and Cadbury would be a global leader across all major segments, chocolate, gum, and sugar confectionery. More important, our combined sales would be heavily weighted towards the higher growth, chocolate and gum segments.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Our combined company would have leading market shares in the confectionery category in many countries. This is important, important because we believe scale will be an increasing source of competitive advantage in both the confectionery category and the food industry at large. And being a global leader in both confectionery and biscuits would not only provide our combined businesses with significant scale, but also with tremendous innovation opportunity.

In addition, the combined company would offer a diversified portfolio of leading confectionery brands. These would include key global brands, such as NOKA, Cadbury, Trident, and Halls, as well as more than 40 brands with revenues over $100 million, brands that are icons in their respective markets.

In terms of our focus on developing markets, Cadbury has a broad geographic reach, reach that is highly complementary to Kraft’s and would lead to increased scale in key developing markets for both companies. From a Kraft perspective, Cadbury would give us a meaningful entry into India and it would fundamentally transform our business in Mexico. For Cadbury, Kraft would substantially strengthen its presence in Brazil, Russia and China.

The next slide provides the details. As you can see here the percent of Kraft Foods net revenue from developing markets would increase from about 20 percent today to about 25 percent. What’s more, we would create greater local scale in key developing markets for both companies. As the right side of this chart shows, we estimate the combined net revenues in Brazil would be approximately $1.6 billion, in Russia one billion, China 450 million and about $850 million in Mexico.

In terms of expanding our presence in growing trade channels, Cadbury has a strong infrastructure in instant consumption channels like convenience stores and gas stations. This strength will provide enhanced scale and a strong platform from which to distribute more of our current products. Together we would possess exceptional go-to-market capabilities. Each of our companies would benefit from complementary strengths in sales and distribution.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Kraft Foods is strong in modern retail channels that is traditional grocery stores, indeed our scale is unmatched in North America where we have unique capabilities to drive performance. This is most evident with our winning wall-to-wall sales initiative. And as large retail formats grow globally, we are in a strong position to capitalize.

At the same time Cadbury is very strong in instant consumption channels. This is an important class of trade in both developed and developing markets. In part because instant consumption channels provide incremental reach to large retail formats. What’s more, these channels typically offer opportunities for both higher growth and higher margins.

Finally, in terms of margin expansion our combination with Cadbury promises significant synergies and cost savings. On the top line, we’ve identified meaningful revenue synergies. As you’ve already seen our companies have highly complementary geographic footprints.

This will offer terrific opportunities from enhanced distribution, marketing leverage and investments in new product development. We’ve also identified annual cost savings of at least $625 million. To be clear these are over and above the current programs that both companies including Cadbury’s Vision into Action program.

Thus far we’ve identified potential annual pre-tax cost savings in three areas. Operational synergies of about $300 million resulting from efficiencies in economies of scale in procurement, manufacturing, customer service and logistics and research and development.

General and administrative synergies of about $200 million and marketing and selling synergies of about a $125 million, resulting from efficiencies and economies of scale in marketing, media and selling expense. And we expect to achieve the run rate on those savings by the end of the third year.

We believe that these targets are highly achievable, and we’ve proven our ability to successfully integrate acquisitions over the past several years. For example, at the bottom of slide 30, you can see a number of our successful integrations. We entered the rapidly growing snack category with the acquisition of Nabisco in 2000. This transaction increased Kraft’s global revenues by 30 percent, and stepped up our scale in Latin America and Asia Pacific.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

The Nabisco integration was quite successful with synergies exceeding our original targets. In 2006, we acquired United Biscuits’ operations in Spain and Portugal. This acquisition brought us a European manufacturing base for biscuits, and returned to us the rights to our Nabisco trademarks in a number of key markets. We added approximately $400 million in revenue and $70 million in operating profit.

The integration of this business also proceeded on track well within our expectations. And in December 2007, we acquired the LU biscuit business from Groupe Danone. This acquisition expanded our global presence in biscuits. It provided a strong third leg to our European business, in addition to chocolate and coffee. And it significantly increased our presence in developing markets.

We are now the leading global player in biscuits by a very wide margin. We added approximately 2.6 billion in revenues and 400 million in operating profit, and once again to-date, we are well ahead of plan in realizing synergies.

All of these facts demonstrate why the strategic rationale for a combination with Cadbury is truly compelling. We’re building on a global powerhouse in snacks, confectioneries and quick meals. This combination would allow us to drive growth while retaining a diversified portfolio. We would have an outstanding platform in confectionery with global leadership positions across segments. And this platform would be highly complementary to our global biscuit business.

We expand the global reach and scale of both businesses focusing on the highest growth geographies and significantly increasing our footprint in key developing markets. We create exceptional go-to-market capabilities with the addition of a strong presence in instant consumption channels. And we’ve had an opportunity to realize meaningful synergies, both in terms of revenues as well as cost savings, savings that we could reinvest in future growth.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

As a result, we expect this combination would enable us to raise our long-term growth targets to the top tier of global food companies. We believe that the combined company could target long-term organic revenue growth in excess of five percent and sustainable long-term EPS growth of nine to 11 percent, whereas, today, we target organic revenue growth of at least four percent and EPS growth of seven to nine percent.

So what are the next steps? Let me first suggest, why we believe that the time is right for this combination to happen. We successfully reinvigorated Kraft Foods and have strong stand-alone operating and financial momentum. Cadbury is a compelling strategic opportunity, consistent with our long-term strategy.

We believe Cadbury has limited opportunity for future value creation as a stand-alone entity in an increasingly competitive environment. And we have a proposal that we believe delivers an attractive premium to Cadbury shareholders and substantial value to both Cadbury and Kraft Foods shareholders.

We have tremendous respect for what Cadbury has achieved, and we would truly like to negotiate a combination on a friendly basis. We’ll continue to assess the opportunity and consider progressing to a formal offer, and we’ll provide periodic updates on our progress.

Thank you for your time and attention this morning, and we’d now be happy to take your questions.

Operator:	The floor is now open for questions. At this time, if you have a question, please press star one on your touchtone phone. If at any point your question is answered, you may remove yourself from the queue by pressing the pound key. Again, we do ask that while you pose your question, that you pick up your handset to provide optimal sound quality. We appreciate limiting your questions to one per person. Thank you.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Our first question comes from the line of David Driscoll of Citigroup.

David Driscoll:	Good morning.

Irene Rosenfeld:	Good morning, David.

David Driscoll:	Irene, I really just have a – you know just kind of one fundamental question, and it really comes to the point of why now. Just on the second quarter conference call, you gave long-term margin guidance that was well above consensus estimates and really I think reflects a lot of the things that you were speaking about in terms of the fundamental changes that you’ve made at Kraft.

Costs are coming down for the business, and I think this is extremely positive. Business results are just beginning to start to perform well. Why not have waited a few quarters and in my opinion, you would be going into this with a much stronger stock price. So again, just kind of the fundamental question is, is why now?

Irene Rosenfeld:	David, I think we feel very good about stand-alone operating momentum that we have established, and, as you have said, it’s beginning to play through in our numbers. As we look to the future, we see continued opportunity from margin expansion, but, interestingly, many of the areas of the synergies that we’re talking about are from the combination of these two companies would be in those very same areas.

And so there is a great opportunity to be able to continue to build on some of those very same areas of operational synergy as well as overhead synergy. So we think we are coming from a position of strength. We feel very good that we have clear visibility to margin expansion on our base business, but we believe that the strategic rationale for the combination of these two companies is quite compelling, and it would allow us to further accelerate that growth.

David Driscoll:	Is the margin expansion on the base business, in any way, does it require a Cadbury to be acquired during that period?

Irene Rosenfeld:	No, no. We feel quite comfortable that we have a very clear line of sight to our base program, and, we’ve said, the synergy targets that we have identified are on top of our base program as well as on top of their Vision Into Action program.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

David Driscoll:	Thank you for the comments and good luck with it.

Irene Rosenfeld:	Thank you.

Operator:	Your next question comes from Alexia Howard of Sanford Bernstein.

Alexia Howard:	Good morning.

Irene Rosenfeld:	Good morning, Alexia.

Alexia Howard:	Hello. So I wanted to get a better handle on where you’re at in terms of really grinding out the cost synergies here. It seems as though it’s very early days in the process, there’s a lot of moving pieces with Cadbury with its own program and the restructuring that you just also are taking on. It also seems that when we look at seven percent of Cadbury sales, that’s maybe a little lower than we think for other companies and other acquisitions of this nature.

I know you’ve broken down sort of roughly what you expect these synergies to come from. But, could you talk a little bit about you know how much more synergy you’ve got from the Nabisco deal? You mentioned that was ahead of – ahead of plan. Maybe just give us a little bit more color about how confident you are, but that’s the right number that’s from the table?

Irene Rosenfeld:	We’re quite confident, Alexia. The approximate $625 million of synergy that we have identified represents about seven percent of revenue which you said. It compares quite favorably with our experience in the Nabisco integration as well with our – as well as with our experience with a LU integration.

So it’s quite consistent with benchmarks that we had experienced ourselves as well as what we’ve seen with other large cap integrations as well as the fact of – these synergies will be, as I’ve said, on top of our base plan as well as their Vision Into Action program. So we feel quite comfortable that we’ve got visible – visibility into the areas of opportunity that is a robust target that we’ve laid out for ourselves, as we look forward to continuing to discuss the opportunity.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Alexia Howard:	Right. Thank you very much. I’ll pass it on.

Operator:	Your next question comes from Ken Zaslow of BMO Capital Markets.

Ken Zaslow:	(Good morning).

Irene Rosenfeld:	Good morning, Ken.

Ken Zaslow:	Hey, many – you know just taking a historical point of view here, many packaged food companies, you know including Kraft, have faced some challenges with large-scale integration. You know I don’t want to (do) all the history here, but, I mean, I think it’s relatively obvious that you know things have not been that easy for major large-scale acquisitions to be successful within a reasonable timeframe.

Can you talk about why Kraft now can do it differently than the history of the packaged food industry, and why do you think that you guys are different in your ability to integrate such a large acquisition?

Irene Rosenfeld:	Well, let me start with the fact, Ken, that this proposal is proposed combination, is about growth, is about building for the future and is about building for the future in areas that we know and in fact have been actively involved in over the past couple of years. It’s about investing in brand equity, it’s about investing in product quality and it’s about new product development. So what we’re talking about here is essentially what we have started doing on our base business for the couple of years, and I think you’ve seen the results of that.

Secondly, I would say that our experience in integration has been, I think, a good one. I gave you the three examples in most recent history, but our whole company has been built through a series of acquisitions going all the way back to the acquisition of the Jacobs Suchard.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

So I think we have a very good track record of understanding where the synergies come from and how to go about capturing them. I also think if you – if you look at other examples of where synergies have been – have not been able to be delivered, it often is about cultural fit and I feel very good about the cultural fit of these two companies.

If you look at their histories, they were both founded by strong founders who had a clear vision of where they wanted to take the company. And I feel quite comfortable that we would be able to very successfully put this combination together and be able to deliver on the kinds of targets that we’ve laid out.

Ken Zaslow:	Do you think this acquisition would be easier to integrate than the Bisco?

Irene Rosenfeld:	Actually it put simply yes and very simply because you know the Bisco was a very different distribution system than the base Kraft business was at that time. And as I said, I believe some of the actions we have taken over the past couple of years on our base business and in fact some of what you’ll hear from Mike Clarke tomorrow in terms of the progress that we’ve been making in Europe in particular would suggest that it really – it all comes together quite nicely. But I think if you look at the results of our LU integration, it has been quite seamless and that would essentially be the playbook for much of what we’re talking about here.

Ken Zaslow:	That’s very good. Thank you very much.

Irene Rosenfeld:	You’re welcome.

Operator:	Your next question comes from Andrew Lazar of Barclays Capital.

Andrew Lazar:	Good morning, everyone.

Chris Jakubik:	Good morning, Andrew.

Andrew Lazar:	I’m trying to get a sense of the – specifically what metrics or benchmarks that you’re using or how you’re evaluating I guess between what Kraft could ultimately pay and what Cadbury is really worth to Kraft. I think this is where a lot of the uncertainty will be either going forward as this process sort of plays out, however, it will.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

So, how are you thinking about – you know internally what metrics do you use or are you tracking to really get a sense of what it’s ultimately really worth to you?

Irene Rosenfeld:	Well, I think we’ve been pretty exclusive about those metrics, Andrew. As you know, we have been disciplined buyers. We’re always aggressive shoppers, but we are disciplined buyers and we will continue to take that approach in this process as well. We’ve laid out the parameters that we believe are important to us and especially to our shareholders. We are targeting an internal rate of return well in excess of our cost of capital.

As we said, we would expect this to be accretive to cash EPS in the second year and we would look to maintain our investment grade credit rating. All of which we believe are important not only to us and to our Board, but also we believe to our shareholders. So I did – now at the end of the day, it’s not a matter of what we can afford, it’s a matter of what the asset is worth. And I need to underscore, again we have been and we will continue to be quite disciplined in the process.

Andrew Lazar:	And (just a) very quick one. You did mention scale becoming increasingly important as one of the reasons to think about this. This is something that I think everyone has struggled with for many years now that’s kind of been a thought process that has been out there, but it seems like those companies with scale haven’t necessarily been able to really make that work to their advantage.

I know you are trying to do some of that with wall-to-wall and such, but what things have you seen specifically changed you know more recently? If that’s the case that leads you to believe scale is going to become increasingly important for real this time?

Irene Rosenfeld:	Well I guess I did it for a couple of reasons, Andrew. First of all, as I look at our own performance, I believe that we have done a good job of focusing our investments and our resources on those categories, those brands and those markets that have the greatest opportunity. And I think that’s why you are seeing our international results playing out as they are with the 5-10-10 strategy that we’ve laid out.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

You have heard (Rick Searer) and you’ll hear Mike Clarke tomorrow talk about what we are doing in both North America and the EU in terms of focusing our resources where it matters. So I think we have done we have been demonstrating how one can manage within a very diversified portfolio to leverage that portfolio to advantage.

But what I would say is as we look at the increasingly challenging global economy and competitive environment, we see customers consolidating, we see suppliers consolidating, we certainly see our competitors consolidating and therefore the ability to have the funding and the muscle to be able to invest in the equity, the distribution and the new product development that is essential to be successful will increasingly rely on having a stronger operating basis. For that reason, we feel quite strongly that scale has been and will continue to be an important factor.

Andrew Lazar:	Thanks very much.

Operator:	Your next question comes from Chris Growe of Stifel Nicolaus.

Chris Growe:	Hi, good morning. I just had two questions for you. The first one would be, as I look at your long term growth rates and the increasing potential this could add an increase in your long term growth rates. It does suggest some very robust growth from Cadbury and recognizing there are revenues synergies, to me it seems to be quite a high target.

So I was curious, maybe you could speak to some other revenue synergies used – maybe not exact examples, but some things you foresee that you believe will prompt that kind of growth out of Cadbury?

Irene Rosenfeld:	Well, I’ll give you two very simple examples. I talked about the geographic complementarily and I think it starts there. So, for example, the possibility of improving our footprint in markets like India and Mexico, while at the same time giving them scale in markets like China, Brazil, and Russia. So, I think

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

just the ability to then have an affording infrastructure and then have a broader portfolio to put through that infrastructure is essential to growth and it has really been very much at the (height) of the LU results that we delivered, particularly in developing markets.

The other piece is just on innovation side. As I mentioned, I think the relationship between biscuits and chocolate is a very, very clear one and we’re having great success with chocolate biscuit as an example as a platform around the world. And so we’re seeing that play through with Milka and our biscuit trademarks and similarly we see the opportunity to take many of their chocolate trademarks into biscuit and to new geography. So, I think there is – as it – as you start to look at it, there are many, many examples of the opportunities, but those are just some of them.

Chris Growe:	Right. That’s great. Thank you. And the last question I have for you, just relative to the Board and your comfort with the debt load at Kraft today and I’m just trying to get a sense of, if there happen to be any change in the offer price, you know cash or stock and I just – I look at your balance sheet today was about 3.2 times debt-to-EBITDA based on whatever metric you used. Is there a certain number or level where you and the Board are comfortable with the debt load?

Timothy McLevish:	Yes, Chris. This is Tim McLevish. We are levered up a little bit above the metrics for our rating today, but the proposal we have on the table, we feel quite comfortable with the equity components as we’ve – we are (planning to issue some) equity into the transaction that will enable us to fund with internal cash and additional debts, and so keep us with investment grade rating.

Chris Growe:	OK. Thank you.

Operator:	Your next question comes from Ed Aaron of RBC Capital Markets.

Ed Aaron:	Great. Thanks for taking my question. I wanted to address the possibility that somebody else comes away with this asset. Can you just address your ability to compete in confection, if a different entity were to come away with the scale that you’re going after here?

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Irene Rosenfeld:	Well, what I would say, Ed, if you look at our results today, one of our stories of success has been our chocolate business. I think its, we’ve shown the strength of our trademarks like Milka and Cote d’Or and our ability to be able – that there is power of reinvestment in the equity of those trademarks as well as in new products and in marketing support.

So, we feel quite good about the state of our chocolate business. In fact, it’s what gives us great confidence to be able to build on that base with a combination, with a company like Cadbury. So I can’t predict what others may do, what I will say is I think increasingly given the complexion of the market and the global landscape, we believe that it will be increasingly difficult for them to go it alone and we believe they are – that we would be the best partner to be able to move forward.

Ed Aaron:	Thanks. And just one follow-up if I could, I think on Kraft sales per employee are quite a bit higher than Cadbury’s and is that just a matter of a difference from scale or are there other structural reasons like the Cadbury business would have lower employee productivity versus Kraft?

Irene Rosenfeld:	I can’t necessarily – off the top of my head I wouldn’t be able to answer. And Ed, I think it might have a little bit to do with the geographic mix, but I do think it also speaks to the potential opportunity that we see for efficiencies as we bring the two combination – the two companies together.

Ed Aaron:	Thank you.

Operator:	Your next question comes from Jon Feeney of Janney.

Jon Feeney:	Good morning. Thank you.

Irene Rosenfeld:	Hi, Jon.

Jon Feeney:	Irene, when you look at Cadbury, you are looking at a company that’s maybe three years into some pretty aggressive sort of margin expansion and you know cost reduction targeting. You know specifically there has been some board changes. I think management has been very clear, but you’re delivering

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

that new team’s operating margin. How much pause does it give you that maybe some of the low hanging fruit as far as you know internal opportunities which have been there for a while you know may have been picked? And you know how does that compare with the you know – with, say, Nabisco?

Irene Rosenfeld:	Well, I think, Jon, you’ll do remember when we bought Nabisco they had also been going for some very significant restructuring as well. So I...

Jon Feeney:	Sure.

Irene Rosenfeld:	...don’t think it’s different from that perspective. What I would say is that we have built our synergy plan on half of the Vision Into Action program making quite public about the pieces of that program. I’ve been executing it and I am quite comfortable that the approximately $625 million of cost synergies that we played out would be on top of what they can do themselves as well as what we are weighing out for our base plan as well.

Jon Feeney:	And if you wouldn’t mind, if I could ask sort of a follow-up that’s related to margin. And when you look at the – you know the growth – the fantastic you know growth and your geographic presence, this business could give you business. You know your interest in this asset imply anything about maybe your intentions of where relative investments and your potentially divestitures in the future could happen in the rest of the portfolio. I mean are you going to be aiming now for more growth markets you know globally versus historically?

Irene Rosenfeld:	Well, actually I think what we’ve shown, Jon – you know I’ll come back to my earlier point about the focus of our resources. We have a number of businesses that are terrific cash generators. I think we’ve done a good job of reinvigorating them and making sure that they will continue to be healthy into the future. And so we think the combination of having those high cash generation businesses together with the opportunity to then invest those resources into some factor growth categories and markets is essentially the models that we’ve been following so far. And as you look at our results, I feel quite comfortable that it’s working.

Jon Feeney:	OK. Well, thank you very much. Good luck.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Irene Rosenfeld:	Thank you.

Operator:	Your next question comes from David Palmer of UBS.

David Palmer:	Good morning. You mentioned the goal of staying investment grade, have you had discussions with the rating agency? I assume you have on the thresholds for debt that you could assume and I think you are getting to pro forma and before the synergies are realized, there is something like a 3.4 times debt to EBITDA. Perhaps you can talk about that and what thresholds you might have before you would risk going over what limitations are set for you with the rating agencies?

Timothy McLevish:	There we maintain regular dialogue with the agencies. We have had some preliminary discussions with them on this transaction. We have not got an definitive answer back to them – from them, but we are quite confident as we look at the leverage ratios and the returns and so forth that we will have no difficulty financing the transaction and while maintaining an investment grade credit rating.

David Palmer:	And separately you know you listed, albeit down the list the synergies in U.S. region and within the convenience channel. Is selling more of your Nabisco brands and seize towards the primary synergy here or are there other major factors that we should consider as highly or almost as highly as selling more of those brands? Thanks.

Irene Rosenfeld:	It would be both that as well as you know kind of general G&A type synergies, because obviously we have a fairly extensive infrastructure in the United States.

David Palmer:	Thank you.

Irene Rosenfeld:	Welcome.

Operator:	Your next question comes from Robert Moskow of Credit Suisse

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Robert Moskow:	Hi, thank you. Just the strategic rationale for the deal, that makes total sense, but one of the concerns I have heard from our U.K. analyst is that the Cadbury shareholders have restrictions on how much U.S. stock they are actually allowed to have. So with the deal being 60 percent equity, are you concerned at all that the Cadbury shareholders will have to dump Kraft stock or will require a much bigger premium, because the deal has an equity component?

Timothy McLevish:	We don’t think that the pull-back is going to become an issue for us. The Cadbury shareholder register actually is comprised of certain number of international shareholders and quite a number of U.S. shareholders. So, we don’t think that these pullbacks are going to be that high and we think that there will be plenty of time for their shareholder register to rationalize before the transaction is completed.

Robert Moskow:	Would you consider any kind of either a share buyback on your own or maybe getting one of your biggest shareholders to kind of mop up the extra shares if there is a kind of a flow back of shares?

Timothy McLevish:	It’s a premature to speculate at this point on that Rob. I would also say that to the extent that there is some flow back that we are a very highly liquid stock and I think that the – any amount of flow back that may occur is easily absorbed into our flow.

Robert Moskow:	OK. Lastly to sweeten the deal, would you ever consider selling any of your domestic U.S. assets to raise more cash to do that and would you have to do it, would it be dilutive if you did it?

Irene Rosenfeld:	Well as we said we are quite confident that we can finance this transaction and we don’t see the need to make any further portfolio changes in conjunction with the financing of this transaction.

Robert Moskow:	Great. Thank you for that.

Operator:	Your next question comes from Bryan Spillane of Bank of America.

Bryan Spillane:	Good morning.

Timothy McLevish:	Good morning, Bryan.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Bryan Spillane:	A clarification you talked about this transaction or potential transaction being accretive to cash EPS. Is that excluding or including the 1.2 billion of charges?

Timothy McLevish:	It is excluding all of the charges. The charges we would expect would occur over the first three years when at the end of the third year as Irene mentioned; we would be at full run rate synergies. We would incur that over that period of time and the cash EPS in the second year excludes those and it would also exclude some acquisition, that acquisition related intangible amortization.

Bryan Spillane:	OK, and now my second point. I’m assuming in a – if the transaction were to go through, there would be a write-up I guess of some of Cadbury’s assets. If we’re thinking about the depreciation and amortization now that would go up I would presume. Is that right?

Timothy McLevish:	That’s true and that’s reflected in the numbers.

Bryan Spillane:	And then in terms of the tax...

Timothy McLevish:	Incremental amortization, that’d be.

Bryan Spillane:	OK. And thanks. And then in terms of the tax rate, would this – this would presumably lower the Kraft tax rate, right? Your corporate tax rate?

Timothy McLevish:	Assuming Cadbury today has little bit lower tax rate than we do, I think it’s premature. We haven’t got into the very specifics of how we would structure and organize with respect to tax structuring. So we can’t say specifically our comment on that.

Bryan Spillane:	OK. And then any impact, I know we are sort of in the uncertainty phase, I guess in terms of whether the transaction is going to go forward or not. But given what your leverage is you know does this at all affect paying dividends or increasing dividends, share repurchase, just uses of cash flow in the near term as you wait to see what happens?

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Timothy McLevish:	We recognized the important historic shareholders by maintaining a healthy dividend and we expect that we will continue to payout a good dividend payout.

Bryan Spillane:	OK, great. All right, thank you guys.

Irene Rosenfeld:	Welcome.

Operator:	Your next question comes from Terry Bivens of JPMorgan.

Terry Bivens:	Good morning everyone.

Irene Rosenfeld:	Good morning Terry.

Terry Bivens:	Just two things. Irene, have you, just in terms of your current shareholders, obviously, this is going to require a vote. Have you discussed this with them and kind of gotten them on board particularly, certain investor out in Omaha?

Irene Rosenfeld:	I don’t comment on the specific companies conversations with investors. Obviously, the strategic rationale for this combination is quite compelling. We believe that we have offered an attractive premium and that the resulting combination would create value for our shareholders as well as their shareholders, and I am quite comfortable that our – but as the – as this news sinks in and everybody understands the power of this combination that our shareholders – I’ve every confidence that our shareholders will be supportive.

Terry Bivens:	OK, just one last thing. You know obviously a higher bid here is expected. In the event, I guess we speculate a little bit but maybe you guys inch it up a bit. If Cadbury continues to be within a negative way, are you prepared to go hostile on this one?

Irene Rosenfeld:	Let’s not get ahead ourselves. Terry I think we’ve made an attractive and compelling proposal. I genuinely believe that it is good for the shareholders of both companies. I believe it’s good for employees. I believe it’s good for consumers and we just felt that this going public with our proposal was the best way to broaden and progress the dialogue and I look forward to continuing that discussion.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Terry Bivens:	OK. Well, good luck with it. Thank you.

Irene Rosenfeld:	Thanks.

Timothy McLevish:	Thanks Terry.

Operator:	Your next question comes from Judy Hong of Goldman Sachs.

Judy Hong:	Good morning. Irene, just some clarification in terms of the impact on your long term guidance here. You know the top line growth of five percent plus, it seems that just by virtue of getting into higher growth categories and higher growth regions that you can get to that level of top line growth. So I’m just wondering if you are really building in significant revenue growth opportunities in your sort of you know five percent plus long-term guidance.

And then, you’ve also talked about, in the next couple of years that you expect your EPS growth on a standalone basis to exceed that or at the high end of that seven to nine percent. So, does this acquisition in the near-term also enhance your EPS growth on top of what you’re raising in terms of your base business?

Irene Rosenfeld:	The simple answer is, Judy, we do see this the combination enhancing the growth prospects on both the top and the bottom lines and that – those are the targets that we have suggested. And really the top line is a combination of just the basic geographic footprints and the category profile as well as the potential revenue synergies that would accrue to both companies as a consequence of the combination. And then similarly, the bottom line would reflect the operating leverage of that combined entity.

Judy Hong:	OK. And can you help us with the timing in terms of the synergy realization? Is that the run rate by year – by third year, but you also said cash EPS accretive by year two, so is it sort of evenly spread out over three-year period or do you get bulk of that really in the first couple of years?

Timothy McLevish:	Yes. We get a little bit more in the first couple of years, it won’t be spread proportionally. But again, by the end of the third year we’ll be at full run rate. We’ll realize the large majority of it in the third year, but a little bit of it will carry over into fourth year on a full P&L basis.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Irene Rosenfeld:	We’ve had quite a bit of experience as we’ve said in terms of integration. I think we have a good feel for how these synergies come in which was early, with the ones that you capitalize on earlier versus later and I think we’ve accurately reflected that in what we’ve laid out here.

Judy Hong:	OK. Thank you.

Operator:	Your next question comes from Eric Serotta of Consumer Edge Research.

Eric Serotta:	Good morning.

Irene Rosenfeld:	Good morning, Eric.

Eric Serotta:	Most of my questions have been answered, but I wanted to circle back on – make sure I understood your answer to I believe it was Rob’s question regarding divestitures. You made the comment that you wouldn’t contemplate needing any divestitures in order to complete or finance the transaction should it occur. But should the transaction occur, does – the lens through which you look at some of these businesses that are currently in your portfolio change or does the potential role that, you know, perhaps some of your lower growth but higher margin businesses now change and would you be more willing to divest them now that you have some faster growing categories, or you know are divestures just pretty much off the table any way you cut it?

Irene Rosenfeld:	Eric what (we’re) doing today is talking about this proposal it’s a – it’s a fairly robust proposal. We are quite focused on that. The reason I drew the distinction between divestures related to financing because I want to be very clear, we are quite capable and highly confident that we can finance this transaction.

The issue that I qualified slightly is we do not believe that there are any significant anti-trust issues, the businesses are both highly complementary, but in the course of that process there maybe some minor potential divestiture, but that is something that we’ve accounted for in our assessment. So that’s why I made that distinction. But with respect to future portfolio actions today is not the day to discuss that, I think we should remain focused on the power of this combination and what that would do to the performance of the combined company.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Eric Serotta:	OK. If you – I could understand that you don’t want to talk specifically about future portfolio changes, but could you perhaps talk more broadly about the balance between growth and margin that you know you’ve been balancing for some time? And I know portfolio changes play a role in that, but you know could you at least address that conceptually if that is changing as a result of this acquisition?

Irene Rosenfeld:	Not at all. In fact, as I have said, this is entirely consistent with our focus on sustainable profitable long-term growth, and it is – the combination is attractive because we are talking about attractive categories that have good growth rates. We are talking about complementary attractive geographies, particularly in developing markets and we are talking about good complementarity with respect to channel profiles. And so as a consequence, we feel quite comfortable that the combined company would have a – we would target to have a growth rate on both the top and the bottom line in excess of what we’ve laid out on a stand-alone basis.

Eric Serotta:	Thanks a lot.

Irene Rosenfeld:	OK. Eric it’s consistent with our long-term strategy.

Operator:	Your next question comes from Todd Duvick of Bank of America/Merrill Lynch.

Tom Truxillo:	Good morning. This is actually Tom Truxillo standing in for Todd. I appreciate your comments about your intention of maintaining the investment grading. But given that the transaction will push your credit metrics kind of outside, what would be normally consistent with the investment grade rating. Do you guys have a plan or how quickly do you think that you can delever and kind of get those metrics back in line with kind of pre-transaction levels?

Timothy McLevish:	Yes. Tom, this is Tim McLevish. We have worked the economics through. We have worked the cash flows through and are confident that we can bring those ratios back down in a reasonable time that will be acceptable to maintain our investment grade.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Tom Truxillo:	OK. And in your discussions with the credit agencies, I am assuming that’s kind of part of those discussions at that timeframe is acceptable?

Timothy McLevish:	We will work with the rating agencies and assure that we structure the financing and the transactions such that we can – that they will be comfortable with that.

Tom Truxillo:	OK, great. Thank you very much.

Operator:	Your next question comes from Vincent Andrews of Morgan Stanley.

Vincent Andrews:	Thank you. Good morning, everyone. Could I just ask, can you remind us when you first earned your cost of capital on the Danone biscuit acquisition?

Timothy McLevish:	I would say we are about there now. Say, it’s probably – or probably next year, we are getting close this year. It would be next year before we get to breakeven.

Vincent Andrews:	And would it be reasonable to assume the same set of assumptions in terms of getting our ROIC above cost of capital as you look at this acquisition?

Timothy McLevish:	I think that’s reasonable.

Vincent Andrews:	OK. Thank you very much.

Timothy McLevish:	Your next question comes from John McMillin of Lord Abbett.

John McMillin:	Hi. Good morning. Can you just tell me which investment bankers you are using, and, to the extent, when you – by way of background, when you first contacted the (Todd), what kind of response you got and then just kind of little background in for the deal?

Irene Rosenfeld:	Well, John, I think all the information is pretty carefully laid out in the materials that we published, and I think you can see who our advisory team is, where we have had a very good team working together, and I think you can see from the letters that sent out – that were sent, that I sent out, what the sequence of the dialogue has been.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

And as I suggested, I think there is an undeniable strategic rationale for the combination of these two companies. I believe that the premium that we are offering is a compelling premium. It’s 30 to 40 percent higher than anything that any metric that you might look at and we believe that the combination of these two companies provide significant long-term value for the shareholders of both companies. So I think there is a very attractive proposal here, and we believe that it merits serious consideration.

John McMillin:	OK, thank you.

Operator:	Your next question comes from Gerry Gunn of Blackrock.

Male:	Hi. It’s (Ken Mondino) for Gerry Gunn. I guess my question Irene is, I just think there’s a big disconnect here between a lot of your comments about hitting your stride that you outlined earlier and a stock price which you know for all intensive purposes hasn’t done a whole heck of a lot in the last three year. You talked about the Danone transaction, just getting to the point where it’s hitting your cost of capital now.

I guess the most important item which was neglected in the comments when you are doing the deal of this size and the most important part of this discussion is the share price, and that’s the one thing where you aren’t in a position of strength. Where do you think there is a disconnect between your comments about hitting its stride and a share price which has really struggled to perform in the last three years?

Irene Rosenfeld:	Look, I can’t control the stock market. What I can do is to assure our investors that Kraft is taking the necessary actions to grow on both the top and the bottom lines. And I think if you look at our results over the course of the last several quarters through 2008 during some challenging, very challenging economic conditions and then through the first half of 2009, our results have held up quite well.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

And I believe as we continue to lay out our plans looking forward, increasingly the market will respond to those results. But our focus is on what we can control and I feel quite comfortable that the revitalization that we have done of this company over the past three years is just starting to play through in our results and I’m quite comfortable, the best is yet to come.

Timothy McLevish:	Can I just comment too, I think that my comments about the third year, hitting the third – hitting of the exceeding the cost capital for return on invested capital in the third year is according to our plan for the LU acquisition and very consistent with what you see as other benchmarks.

Operator:	Your next question comes from Eric Katzman of Deutsche Bank.

Eric Katzman:	Hi. Good morning, everybody.

Irene Rosenfeld:	Hey, Eric.

Eric Katzman:	I just have some specific, I guess, modeling questions. The first is, I guess, to not exactly clear on what you mean by cash EPS. I mean, you have minimal goodwill running through your income statement as it is. So, I’m not exactly clear how that’s changing or what you mean exactly by the definition of cash EPS? I mean I don’t – I would assume that this deal doesn’t have something like the unusual circumstances that Smucker had with the Folgers deal and the fact that they had to amortize a – you know a chunk of the goodwill.

Timothy McLevish:	Now, Eric, when I say cash EPS, I’m not talking about any goodwill amortization, certainly I’m talking about some intangibles as we have to place the value on some of their trademarks and brands and so forth, that we have excluded the impact of that amortization, that we have also excluded the cost associated with capturing the synergies in the first three years.

Eric Katzman:	OK. And then – so, I know that, I guess the start of this year, you started including the cost, of let’s say self-funded restructuring efforts, maybe to the I think was to the tune of maybe about a dime or so per share. So you are viewing – you are viewing those kind of upfront cost is different from the deal-related cost or the restructuring cost, you know should you get this deal accomplished?

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Timothy McLevish:	That’s correct. What, we had indicated is that we would spend $150 to $200 million ongoing cost internally embedded within our reported results in doing you know small restructuring over time, that was still being included, but what I’m talking about is the kind of the one-time cost associated with capturing the larger amount of synergy that we are going after for each transaction.

Eric Katzman:	And off those $1.2 billion, I guess over three years, how much of that is cash?

Timothy McLevish:	That is cash.

Eric Katzman:	That’s all cash?

Timothy McLevish:	Yes. There is a little bit of that additional amount of cash.

Eric Katzman:	OK. And then, I guess, can you just say what Cadbury’s core growth rate has been excluding M&A and excluding currency? Because my impression has been that that’s been around four to five percent, and I guess that relative to your accelerated top line target just seems that maybe suggest that you are counting on a lot of revenue synergies if my numbers are correct.

Timothy McLevish:	Eric, you have to get the breakdown from the Cadbury side of exactly what components where they’re arising at the revenues. But I think you are directionally correct four to six percent is kind of the guidance going forward. We have reflected our base of growth rate. We’ve reflected their expectation, their growth rate and we’ve captured synergies as we thought about the combined growth.

Eric Katzman:	OK. Then last question and I will pass it on. I thought, Tim, that in the last conference call that you had suggested that your long-term earnings per share target would be more – would be north of nine percent based on the margin expansion targets that the company is going to lay out, I guess it’s tomorrow at the back-to-school conference. Is that – is my memory correct and then, if that’s so, it’s just again seems that you are kind of already counting on going above nine percent pre this potential deal?

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

Timothy McLevish:	You know Eric I have confess a little bit limited about exactly what I can say with respect to any guidance in the near term. U.K. Takeover Panel rules specifically prohibit either confirming or reiterating or updating guidance, but the information that I provided and that we provided at the last the earnings I think is consistent with what you’ve just said and what we are proposing here is that if this combination goes, if this transaction goes through, that we would target nine to 11 percent long-term EPS growth.

Eric Katzman:	OK. I’m somewhat limited too, so I will pass it on. Thank you.

Chris Jakubik:	Operator, we can take one more question. Thank you.

Operator:	Thank you. And your last question comes from (Brad Cowen) of (Alpine Associates).

(Sergey Degayev):	Yes I am (Sergey Degayev) for (Brad Cowen). I am just jumping on the call, and I wanted to just touch based on you know the current offer and when would that exactly present? Is it current offer, the same offer that has been presented to the Cadbury Board previously?

Irene Rosenfeld:	Well, first of all, this is a proposal at the stage of the game and we’ve been very clear about the nature of that proposal. It offers 300 pence in cash and then 0.2589 shares of Kraft stock for each share of Cadbury. And we believe it is an attractive proposal. We believe it represents a compelling premium versus what they themselves can do on a standalone basis and we believe that it merits serious consideration by their Board.

(Sergey Degayev):	OK, so this is the first that the Board is seeing these exact terms?

Irene Rosenfeld:	Well, you can see the date on which we made this proposal.

(Sergey Degayev):	I see.

Timothy McLevish:	(Inaudible), we filed the two – what’s called the (2.4) document and it includes the conversations and the correspondence we’ve had with the Cadbury folks.

THE BRUNSWICK GROUP

Moderator: Chris Jakubik

09-08-09/7:00 am CT

Confirmation # 29108340

(Sergey Degayev):	Wonderful, wonderful. Now just a quick note again on Kraft’s shareholders and the shareholder registry as to know if the company had reached out to any top shareholders prior to today’s announcement.

Irene Rosenfeld:	Well, as I said earlier, we’re not going to comment on conversations with individual shareholders, but we have laid out this proposal publicly. We believe the strategic rationale of combining these two companies is undeniable. I believe that the premium that we have offered is attractive. I believe it’s a compelling premium. It’s a 30 to 40 percent premium by any metric and we believe that this would provide long term value to the shareholders of both sides and certainly, especially and including our shareholders. So I am quite comfortable that as things progress here that we’ll able to – we’ll get a positive response from our shareholders.

(Sergey Degayev):	Thank you very much.

Operator:	Thank you. This does conclude today’s teleconference. Please disconnect your lines at this time and have a wonderful day.

END

RESPONSIBILITY STATEMENT

The directors of Kraft Foods each accept responsibility for the information contained in this document, save that the only responsibility accepted by them in respect of information in this document relating to Cadbury plc or the Cadbury Group (which has been compiled from public sources) is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the directors of Kraft Foods (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of that information.

Barclays Capital Back-to-School Conference September 9, 2009 Kraft Foods

Irene Rosenfeld Chairman and Chief Executive Officer

Forward-looking statements
This slide presentation contains forward-looking statements, including but not limited to statements such as: our turnaround strategies are now delivering sustainable, profitable growth; we are focusing investments to priority categories, core brands and key markets; we’re leveraging our scale in the marketplace and expanding our reach in growing channels and improving coverage in traditional trade; our expectation for higher quality, more reliable organic revenue growth going forward; our expectation for better balance between vol/mix and pricing; we have realistic growth objectives for every geography; our long-term organic revenue growth targets for
North America, Europe, Developing Markets and total Kraft Foods; we’ve laid the groundwork for profit margin recovery by investing to improve product quality, by restructuring manufacturing capacity and by moving to a model of continuous improvement; our investments in product quality and brand equities were a necessary first step to restoring profit margins and more productivity can now drop to the bottom-line; our belief that a strong pipeline of new cost-savings initiatives will boost productivity; our belief that end-to-end productivity will better leverage our scale, and in particular, our plans for procurement, manufacturing, and customer service and logistics; our expectation of productivity as a percentage of COGS and year-end cash conversion cycle days for 2011; our belief that we have laid the groundwork for profit margin recovery; our plan to reset our cost base to drive overhead leverage, in particular, to optimize efficiency and effectiveness of corporate functions and business unit support, to treat related costs as ongoing costs of doing business, and to target zero overhead growth for total Kraft Foods and our belief for overheads in
North America, Europe and Developing Markets; our plan to reinvest a portion of savings into Sales and R&D; our belief that a strong pipeline of cost-savings initiatives will accelerate margin expansion; our belief regarding 2011 operating income margin; our target to achieve top-tier growth on a standalone basis , restore profit margins to industry benchmarks, deliver at the high end of our 7% to 9% EPS growth target and grow cash flow in excess of EPS growth; we are restoring margins in
Europe; our belief that the addition of biscuits has further strengthened our portfolio in Europe; our belief that we have laid the groundwork for growth and improved profitability in Europe; our belief that Kraft Foods Europe is positioned to effectively leverage our scale, by focusing against priority brands and opportunities, capturing cost savings through end-to-end productivity and resetting our cost basis to drive overhead leverage, all of which we believe will drive sustainable organic revenue growth of 1-3% and increase profit margins to industry benchmark levels; our belief that in Europe, higher margin priority brands and growth platforms will drive
100% of our growth; our belief that we will add value through an integrated approach and by balancing mainstream and premium brands; we are leveraging Kraft
Foods infrastructure to expand biscuits; we are expanding our frame of reference to grow share; our plan to leverage category model to differentiate versus the competition; we’re capturing cost savings through end-to-end productivity and increasing annual productivity savings; we’re resetting our cost basis to further expand margins with regard to our plans for our Pan-European structure and our biscuit integration; our target to reduce overhead as a percentage of revenue by approximately 200 bps by 2011; our belief that we’re starting to deliver against our potential; Kraft Foods Europe is poised to deliver sustainable profitable growth by focusing on priority brand and opportunities by leveraging category-led model, driving snacking scale and synergies through the LU biscuit integration and reducing costs through end-to-end productivity and lower overheads; our belief that our strong pipeline of cost-savings initiatives will restore profit margins to industry benchmarks while funding investments for growth; and statements about our proposed combination with Cadbury, including that the combination will build on a global powerhouse; Kraft Foods + Cadbury is a compelling strategic opportunity; Cadbury has few catalysts for sustained future value creation as a standalone entity; we have a proposal that we believe delivers an attractive premium to Cadbury shareholders and substantial value to both Cadbury and our shareholders; and statements about expected future earnings, revenues, cost savings, synergies, growth, operations, business trends, credit rating, market share and other such items resulting from the proposed combination, based on our plans, estimates and projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors, include, but are not limited to, continued volatility of input costs, pricing actions, increased competition, our ability to differentiate our products from private label products, unanticipated expenses such as litigation or legal settlement expenses, our indebtedness and ability to pay our indebtedness, the shift in our product mix to lower margin offerings, risks from operating internationally, tax law changes, the possibility that the proposed combination with Cadbury will not be pursued, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the combination, adverse effects on the market price of our common stock and on our operating results because of a failure to complete the combination, failure to realize the expected benefits of the combination, negative effects of announcement or consummation of the combination on the market price of our common stock, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined companies following the combination. For additional information on these and other factors that could affect our forward-looking statements, see our filings with the
U.S. Securities and Exchange Commission (the "SEC"), including our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.
We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this slide presentation, except as required by applicable law or regulation.

Additional U.S.–related information
This slide presentation is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Subject to future developments, we may file a registration statement and/or tender offer documents with the SEC in connection with proposed combination with Cadbury. Cadbury shareholders should read those filings and any other filings made by us with the SEC in connection with the combination, as they will contain important information. Those documents, if and when filed, as well as our other public filings with the SEC may be obtained without charge at the SEC’s website at
www.sec.gov
and at our website at www.kraftfoodscompany.com.
Responsibility Statement
The directors of Kraft Foods each accept responsibility for the information contained in this document, save that the only responsibility accepted by them in respect of information in this document relating to Cadbury or the Cadbury Group (which has been compiled from public sources) is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the directors of Kraft Foods (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of that information.
Forward-looking statements

5 Agenda • Poised for Sustainable Growth • Restoring Margins in Europe • Building on a Global Powerhouse • Q&A

Tim McLevish Executive Vice President and Chief Financial Officer

Three years ago, we laid out our
long-term, sustainable growth model
• Pricing + productivity cover input costs
• Volume growth, improved product mix and overhead
leverage drive higher operating margins
Organic Revenue Growth Target 4%+
Manufacturing, Overhead Leverage 2-3pp
Cash Flow Leverage & Tax Rate 1-2pp
Long-Term EPS Growth Target 7-9%

8 Our turnaround strategies are now delivering sustainable, profitable growth Balance Cost & Quality Exploit Sales Capabilities Reframe Categories Rewire for Growth

Exploit
Sales
Capabilities
Reframe
Categories
Rejuvenated top-line growth
• Enhanced relevance of core brands
–
Strengthened our innovation pipeline
–
Increased value-oriented marketing
• Improved our category mix
–
Exited slower-growth, lower margin
product lines
• Focused investments on priority
categories, core brands, key markets
• Leveraging our scale in the
marketplace
• Expanded reach in growing channels
• Improved coverage in traditional trade

Higher quality, more reliable organic
revenue growth going forward
• Better balance between vol/mix and pricing
• Realistic growth objectives for every geography
North America                    3-5%
Europe 1-3%
Developing Markets        8-10%
Total Kraft Foods           4%+
Long-Term Organic Revenue Growth Targets

11 Balance Cost & Quality Laid the groundwork for profit margin recovery • Invested to improve product quality • Restructured manufacturing capacity • Moved to a model of continuous improvement

Investments in product quality, brand equities
renewed our ability to price
• Necessary first step to restoring profit margins
• More productivity can now drop to the bottom line
Cumulative Pricing versus Input Costs
$0
($1B)
2003 2004 2005 2006 2007 2008 H1’09
Source:  Kraft Foods Inc.

13 13
A strong pipeline of new cost-savings
initiatives will boost productivity
• New methodologies and tools to analyze costs and
value across supply chain
• Significant near-term gains in three areas
–
Procurement
–
Manufacturing
–
Customer Service & Logistics
Design Procurement
Inbound
Distribution
Manufacturing Logistics
Retail
Execution
End-to-End Productivity

End-to-End Productivity will better
leverage our scale
• Procurement
–
Leverage scale with reduced number of strategic suppliers
across total spend
–
Expand global sourcing and low-cost country sourcing
–
Simplify material and product specifications while maintaining quality
–
Re-engineer processes to reduce inventory

End-to-End Productivity will better
leverage our scale
• Procurement
• Manufacturing
–
Focus on category value chains, manufacturing platforms
• Remove bottlenecks
• Reduce waste
• Optimize labor
• Streamline inventory
–
Cover more than 30 category value chains across geographies
over next 2 years

End-to-End Productivity will better
leverage our scale
• Procurement
• Manufacturing
• Customer Service & Logistics
–
Enhance service while optimizing cash flow
• Integrate POS data with supply chain planning
• Move from supply push to demand pull
–
Achieve lowest store-landed cost structure
• Collaborate with customers to reduce transport costs
• Merge certain regional Biscuit DC networks with existing mixing centers
• Consolidate non-exclusive distributors

Target Productivity as % of COGS
(1)
(1) Excludes savings from 2004-2008 Restructuring Program.
End-to-End Productivity will better
leverage our scale
• Procurement
• Manufacturing
• Customer Service
& Logistics
2008 2011E
<3%
>4%

End-to-End Productivity will also improve
our cash conversion cycle
(1) Represents DSO plus DIOH less DPO days.
• Procurement
• Manufacturing
• Customer Service
& Logistics
Target Year-End Cash
Conversion Cycle Days
(1)
46
~5 days
2008 2011E

Rewire for
Growth
Balance
Cost &
Quality
Laid the groundwork for profit
margin recovery
• Invested to improve product quality
• Restructured manufacturing capacity
• Moved to a model of continuous
improvement
• Strengthened senior management team
• Decentralized to create accountable business
units
• Revised incentive systems with right metrics
• Instituted direct costing methodology

Resetting our cost base will
further expand margins
• Optimize efficiency and effectiveness of corporate
functions, business unit support
–
Simplifying, outsourcing routine transactions
–
Developing world-class capabilities
• Programs currently underway
–
Related costs treated as ongoing cost of doing business
• Target zero overhead growth for total Kraft Foods
–
North America:  Zero Overhead Growth (ZOG)
–
Europe:  Negative Overhead Growth (NOG)
–
Developing Markets:  Half Overhead Growth (HOG)

Resetting our cost base will
further expand margins
… while reinvesting portion of savings into Sales and R&D
Target Overhead
(1)
as % of Net Revenue
(1) Defined as SMG&A plus R&D; excludes Advertising & Consumer spending.
Sales and
R&D as % of
Net Revenue
2008 2011E
~14%
~12.5%

A strong pipeline of cost-savings initiatives
will accelerate margin expansion
• End-to-End Productivity
will better leverage scale
• Overhead Cost Reset will
further expand margins
• A&C will continue to
increase as a percent of
net revenue
(1) Reflects Operating Income Margin ex. Items.  Reported 2008 Operating Income Margin
was 9.2%.  See GAAP to Non-GAAP Reconciliation at the end of this presentation.
Target Operating
Income Margin
2008 2011E
12.3%
(1)
Mid-Teens

Targeting top-tier growth
• 2007: Rejuvenated top-line growth
• 2008: Grew both top and bottom lines
• 2009: Build profit margins and market share
– Restoring profit margins to industry benchmarks
– Achieving high end of 7%-9% EPS growth target
– Growing cash flow in excess of EPS growth
Targets

24 Agenda • Poised for Sustainable Growth • Restoring Margins in Europe • Building on a Global Powerhouse • Q&A

Michael Clarke Executive Vice President and President, Kraft Foods Europe

Europe is a significant business
for Kraft Foods
2008 Net Revenue
2008 Segment Operating
Income – ex. Items*
* Segment Operating Income – ex. Items excludes the impacts of our Restructuring Program, other asset impairments, one-time costs related to our Kraft Foods Europe Reorganization, and gains/losses on divestitures.  See GAAP to Non-GAAP Reconciliation at the end of this presentation.

The addition of biscuits has further
strengthened our portfolio
Kraft Foods Europe
2008 Net Revenue
Biscuits 22.2 0.9
Chocolate 12.7 0.7
Coffee 21.9 1.0
Cream Cheese 40.0 1.7
Process Cheese 38.3 2.3
% Relative
Category Share* Share
* Source: The Nielsen Company, value shares, 2008.

Nestle
Unilever
DANONE
kraft foods
Heinz
Kellogg's
Campbell's

We have scale, but have not adequately
leveraged it in our margins
FY 2008 European Revenue
($ billions)
FY 2008 European Operating Income Margin
Avg. 12%-13%
(1)
(2)
(4)
Source  Company filings.
(1) Western Europe segment only.
(2) Reflects Kraft Foods Europe business segment.
(3) Reflects Segment Operating Income Margin ex. Items.  Reported Segment Operating Income Margin was 1.9%.  See GAAP to Non-GAAP Reconciliation at the end of this presentation.
(4) Reflects revenue for Europe and operating margin for the company’s total international segment; the company does not separately report an operating margin for Europe.
$9.7
8.7%
(3)
0% 5% 10% 15% 20% 25% $0 $5 $10 $15 $20 $25 $30 $35

Laid the groundwork for growth and improved
profitability
• Established category-led
business model for
Europe
• Acquisition/integration
of LU biscuit business
Leverage scale, speed
decisions, let good
ideas travel
Harmonized
processes, Zurich
operating base
Adds “snacking” scale
• Consolidating European
headquarters operations

Kraft Foods Europe now positioned to
effectively leverage our scale
• Focus against priority brands and opportunities
• Capture cost savings through End-to-End Productivity
• Reset our cost base to drive overhead leverage

Milka

Côte d'Or

Oreo

belVita

TUC

Mikado

Jacobs

Carte Noire

Kenco

Philadelphia

kraft foods

31 Focus on priority brands and opportunities Chocolate Biscuits Coffee Cheese • Higher margin priority brands and growth platforms will drive 100% of our growth

Milka
Milka
Milka

Milka
Amavel
Duo

Milka
Milka
Milka

Focus on priority brands and opportunities
• Adding value through integrated approach, balancing
mainstream and premium
Pralines
New Occasions
Premium
Packaging
Re-closable
Sizing
Message
Milk Statement
Biscuit Segment
Milka Share of EU Chocolate
Reframe the Category Grow Share
Increase Brand Value Upgrade the Portfolio
Source:  Nielsen
5.6%
6.0%
6.3%
2007 2008 2009 YTD

33 current #1 or #2 Biscuits position = opportunity Focus on priority brands and opportunities • Leverage Kraft Foods infrastructure to expand biscuits = Source: Nielsen

CARTE NOIRE
CANAL+
ALLOCINE.COM
PRIX CINE ROMAN

Harmony

Focus on priority brands and opportunities
• Expanding frame of reference to grow share
Grow Share
Increase Brand Relevance
Extend the Portfolio
Expand Frame of Reference
Market Leader
Filter Coffee Only
Digital
Cinema
Increase A&C
New Copy
Single Serve Pods
Whole Bean
Espresso
Half the Caff R&G
Tassimo
Coffee House
Quality at Home
Indulgence Variety
Carte Noire Value Share - Total Coffee France
Deliver 360° IMC
2006 2007 2008 2009 YTD
18.5%
19.5%
20.0%
20.4%
Source:  Nielsen

Focus on priority brands and opportunities
• Leverage category model to differentiate vs.
competition
Re-Launch Bundle
+5.6 pp share July vs. prior year
+1.2 pp share July vs. prior year
+5.5 pp share year-to-date
Source:  Nielsen and IRI

Capturing cost savings through
End-to-End Productivity
• Recently completed Restructuring Program provides
the foundation
–
8 plants closed
–
4,700 positions being eliminated
–
$300 million annualized cost savings
–
Divestitures of non-core businesses
• Increasing annual productivity savings
–
Procurement efficiencies
–
Manufacturing efficiencies
–
Distribution and transportation efficiencies

Resetting our cost base will
further expand margins
• Pan-European operating structure
–
Category-led model in single European head office
–
Approach customers and markets with a consistent strategy
–
Leverage scale marketing efforts across the entire region
–
Harmonize processes and systems – common SAP platform
• Biscuit integration
–
Capture snacking synergies – product, channels
–
Optimize structure … one integrated organization
–
Common processes and systems (SAP)
–
Common logistics and procurement
– Reduce overhead as a percentage of revenue
by ~200 bps by 2011
Target

Starting to deliver against our potential
Kraft Foods Europe Operating Income Margin
(1) Reported Operating Income Margins were the following:  6.3% Q3’07; 7.1% Q4’07; 5.2% Q1’08; 4.3% Q2’08;
4.9% Q3’08; and (6.7)% Q4’08.  See GAAP to Non-GAAP Reconciliation at the end of this presentation.
(2) Operating Income Margins were negatively impacted by 0.9 pp in Q1’09 and 1.8 pp in Q2’09 by expenses incurred in support of cost savings initiatives.
Q3’07 Q3’08 Q4’07 Q4’08 Q1’08 Q1’09 Q2’08 Q2’09
(1) (1) (1) (1) (1)
(2)
(2)
7.7%
8.9%
7.7%
9.0%
8.9%
9.2%
7.6%
10.0%

Kraft Foods Europe now positioned to
effectively leverage our scale
• Focus against priority brands and opportunities
• Capture cost savings through End-to-End Productivity
• Reset our cost base to drive overhead leverage
Drive sustainable organic revenue growth of 1-3%
Increase profit margins to industry benchmark levels
Targets

40 Agenda • Poised for Sustainable Growth • Restoring Margins in Europe • Building on a Global Powerhouse • Q&A

Irene Rosenfeld Chairman and Chief Executive Officer

Summary
• Turnaround strategies are delivering sustainable,
profitable growth
• Strong pipeline of cost-savings initiatives targeted at
restoring profit margins to industry benchmarks while
funding investments in future growth
• Targeting top-tier growth on a standalone basis
• Ready to take the next step

• Cadbury has a strong portfolio with leading market
positions in the fast-growing confectionery category
Cadbury is a perfect strategic fit
Developing
Markets
Growth
Categories
Growing
Channels
• Cadbury’s footprint is highly complementary to Kraft
Foods’, increasing scale in developing markets for both
companies
• Cadbury has strong infrastructure in instant
consumption channels
• A combination with Cadbury promises meaningful
revenue synergies and a significant opportunity to
realize cost savings
Margin
Expansion

… and expect to raise our long-term growth
rate to top tier of global food
Organic Revenue Growth 4%+ 5%+
Long-Term EPS Growth* 7% - 9% 9% - 11%
Kraft Foods
+ Cadbury
Kraft Foods
Long-Term Targets
* Nothing in this presentation is intended to be a profit forecast and the statements in this presentation should not be interpreted to mean that the earnings per Kraft Foods share for the current or future financial periods will necessarily be greater than those for the relevant preceding financial period.

Kraft Foods thinks the time is right for this
combination to happen
• We have strong standalone operating and financial
momentum
• Kraft Foods + Cadbury is a compelling strategic
opportunity
• We believe Cadbury has few catalysts for sustained
future value creation as a standalone entity
• We have a proposal that we believe delivers:
–
An attractive premium to Cadbury shareholders
–
Substantial value to both Cadbury and Kraft Foods
shareholders

Combination drives significant benefits for
Kraft Foods shareholders
• Transaction expected to be accretive to cash EPS in
second year*
• Combined company to maintain investment grade
credit rating
• A transformed portfolio that would enhance
Kraft Foods’ long-term growth rate and drive
substantial shareholder value
* Nothing in this presentation is intended to be a profit forecast and the statements in this presentation should not be interpreted to mean that the earnings per Kraft Foods share for the current or future financial periods will necessarily be greater than those for the relevant preceding financial period.

Next steps on transaction
• We have great respect for what Cadbury has achieved
and would like to negotiate a combination on a
friendly basis
• We will continue to assess the opportunity
• We will provide periodic updates on our progress

* ******* ******* ******* ******* ******* ****** ****** ****** ****** ****** ****** ****** ****** ****** ****** ****** ****** ****

GAAP to Non-GAAP Reconciliation
As Reported
(GAAP)
Asset
Impairment, Exit
and
Implementation
Costs -
Restructuring
Asset Impairments /
Other Expenses -
Non-Restructuring
(Gains) /
Losses on
Divestitures,
Net
Excluding
Items
(Non-GAAP)
As Reported
(GAAP)
Excluding
Items
(Non-GAAP)
Kraft Foods North America 3,378 $         375 $                     - $                          1 $                      3,754 $         77% 67%
Kraft Foods Europe 182               474                        100                            91                       847               4% 15%
Kraft Foods Developing Markets 815               140                        51                              -                     1,006            19% 18%
4,375 $         989 $                     151 $                         92 $                    5,607 $         100% 100%
Unrealized G/(L) on Hedging Activities (205)             -                         -                             -                     (205)
Corporate Items (327)             -                         72                              -                     (255)
Kraft Foods 3,843 $         989 $                     223 $                         92 $                    5,147 $
($ in millions) (Unaudited)
% of Total Kraft Foods
Kraft Foods
Reconciliation of GAAP to Non-GAAP Information
Operating Income
For the Twelve Months Ended December 31, 2008

GAAP to Non-GAAP Reconciliation
As Reported
(GAAP)
Impact of
Divestitures
Impact of
Acquisitions
Impact of
Currency
Organic (Non-
GAAP)
As Reported
(GAAP)
Organic
(Non-
GAAP)
For the Six Months Ended
June 30, 2009 4,011 - - 668 4,679 -18% -1%
June 30, 2008 4,901 (157) - 4,744
For the Twelve Months Ended
December 31, 2008 9,728 (214) (2,216) (371) 6,927 39% 4%
December 31, 2007 7,007 (323) - - 6,684
For the Twelve Months Ended
December 31, 2007
7,007
(323) (226) (576)
5,882 19% 3%
December 31, 2006
5,894
(196) - -
5,698
% Change
Kraft Foods Europe
Reconciliation of GAAP to Non-GAAP Information
Net Revenues
($ in millions)  (Unaudited)

GAAP to Non-GAAP Reconciliation
As Reported
(GAAP)
Asset
Impairment, Exit
and
Implementation
Costs -
Restructuring
Asset Impairments /
Other Expenses -
Non-Restructuring
(Gains) /
Losses on
Divestitures,
Net
Excluding
Items
(Non-GAAP)
Kraft Foods
Net Revenues 41,932 $       -                         -                             -                     41,932 $
Operating Income 3,843 $         989                        223                            92                       5,147 $
Operating Income Margin 9.2% 12.3%
Kraft Foods Europe
Net Revenues 9,728 $         -                         -                             -                     9,728 $
Operating Income 182 $            474                        100                            91                       847 $
Operating Income Margin 1.9% 8.7%
($ in millions) (Unaudited)
Kraft Foods
Reconciliation of GAAP to Non-GAAP Information
Operating Income Margin
For the Twelve Months Ended December 31, 2008

GAAP to Non-GAAP Reconciliation
As Reported
(GAAP)
Asset
Impairment, Exit
and
Implementation
Costs -
Restructuring
Asset Impairments /
Other Expenses -
Non-Restructuring
(Gains) /
Losses on
Divestitures,
Net
Excluding
Items
(Non-GAAP)
1,642 $        - - - 1,642 $
103 $           24 - - 127 $
6.3% 7.7%
2,186 $        - - - 2,186 $
156 $           29 10 - 195 $
7.1% 8.9%
2,380 $        - - - 2,380 $
124 $           38 3 18 183 $
5.2% 7.7%
2,521 $        - - - 2,521 $
109 $           43 1 74 227 $
4.3% 9.0%
2,338 $        - - - 2,338 $
115 $           35 57 - 207 $
4.9% 8.9%
2,489 $        - - - 2,489 $
(166) $         358 39 (1) 230 $
(6.7)% 9.2%
Kraft Foods Europe
Reconciliation of GAAP to Non-GAAP Information
Operating Income Margin
($ in millions) (Unaudited)
For the Three Months Ended September 30, 2007
Net Revenues
Operating Income
Operating Income Margin
For the Three Months Ended December 31, 2007
Net Revenues
Operating Income
Operating Income Margin
For the Three Months Ended March 31, 2008
Net Revenues
Operating Income
Operating Income Margin
For the Three Months Ended June 30, 2008
Net Revenues
Operating Income
Operating Income Margin
For the Three Months Ended September 30, 2008
Net Revenues
Operating Income
Operating Income Margin
For the Three Months Ended December 31, 2008
Net Revenues
Operating Income
Operating Income Margin

Contacts:	Michael Mitchell (Media)	Christopher M. Jakubik (Investors)
	+1-847-646-4538	+1-847-646-5494
	news@kraft.com	ir@kraft.com

KRAFT FOODS HIGHLIGHTS MARGIN-IMPROVEMENT INITIATIVES

AT BARCLAYS CAPITAL BACK-TO-SCHOOL CONSUMER CONFERENCE

Company Outlines Strong Pipeline of Cost-Savings Efforts

and European Growth Opportunities

NORTHFIELD, Ill. – Sept. 9, 2009 – Today, at the Barclays Capital Back-to-School Consumer Conference, Kraft Foods (NYSE: KFT) is providing investors with a strategic update, including a review of the company’s successful three-year turnaround plan.

“We have a strong pipeline of cost-savings initiatives,” said Tim McLevish, Executive Vice President and Chief Financial Officer. “We expect significant near-term savings in end-to-end productivity, including procurement, manufacturing and customer service and logistics. Plus, optimizing the efficiency and effectiveness of our corporate and business unit support functions will drive overhead leverage.”

As a result of these and other initiatives, Kraft Foods is targeting:

•	Productivity as a percentage of cost of goods sold of greater than 4 percent by 2011, up from less than 3 percent in 2008

•	A reduction of about five days in its cash conversion cycle by 2011, from 46 days in 2008

•	Overhead as a percentage of net revenue of approximately 12.5 percent in 2011, down from about 14 percent in 2008

•	Operating income margins in the mid-teens by 2011, up from 12.3[1] percent in 2008

Delivering Growth and Improved Profitability in Europe

In addition, Michael Clarke, Executive Vice President and President, Kraft Foods Europe, outlined the pillars of the company’s growth and margin-improvement initiatives in Europe. These include greater focus on priority brands, end-to-end productivity and lower overheads.

“We have scale, a balanced portfolio and strong share positions in biscuits, chocolate, coffee and cheese,” said Clarke. “By focusing on our higher-margin brands and growth platforms, we are continuing to drive productivity and overhead savings in Kraft Foods Europe.”

[1]	Reflects Operating Income Margin ex-Items. Reported 2008 Operating Margin was 9.2%. Please see discussion of non-GAAP Financial Measures.

1

The company’s European productivity savings are expected to come from procurement, manufacturing and distribution efficiencies. Leveraging the company’s pan-European operating structure and further integrating biscuit operations is expected to reduce overhead as a percentage of net revenue by about 200 basis points by 2011.

Ten priority brands – Milka and Côte d’Or chocolates; Oreo, Belvita, Tuc and Mikado biscuits; Jacobs, Carte Noire and Kenco coffees; and Philadelphia cream cheese – are expected to drive European organic revenue growth, targeted at 1-3 percent. At the same time, Kraft Foods continues to target increasing profit margins to industry benchmark levels through productivity and overhead savings.

Kraft Foods’ presentation was accompanied by slides. Access to a replay of the webcast with accompanying slides is available at www.kraftfoodscompany.com.

Proposed Combination with Cadbury plc

On September 7, Kraft Foods announced that it had made a proposal to the Board of Cadbury plc to combine the two companies. For further information, please go to www.transactioninfo.com/kraftfoods.

About Kraft Foods

Kraft Foods (www.kraftfoodscompany.com) makes today delicious in 150 countries around the globe. Our 100,000 employees work tirelessly to make delicious foods consumers can feel good about. From American brand icons like Kraft cheeses, dinners and dressings, Maxwell House coffees and Oscar Mayer meats, to global powerhouse brands like Oreo and LU biscuits, Philadelphia cream cheeses, Jacobs and Carte Noire coffees, Tang powdered beverages and Milka, Côte d’Or, Lacta and Toblerone chocolates, our brands deliver millions of smiles every day. Kraft Foods (NYSE: KFT) is the world’s second largest food company with annual revenues of $42 billion. The company is a member of the Dow Jones Industrial Average, Standard & Poor’s 500, the Dow Jones Sustainability Index and the Ethibel Sustainability Index.

Forward-Looking Statements

This press release contains forward-looking statements, including but not limited to estimates of our productivity as a percentage of cost of goods sold, reductions in our cash conversion cycle, our overhead as a percentage of net revenue and operating income margins, and our beliefs that: we have a strong pipeline of cost-savings initiatives; we expect significant near-term savings in end-to-end productivity, including procurement, manufacturing and customer service and logistics; optimizing the efficiency and effectiveness of our corporate and business unit support functions will drive overhead

2

leverage; scale, a balanced portfolio and strong share positions in biscuits, chocolate, coffee and cheese are the pillars of our growth and margin-improvement initiatives in Europe; by focusing on our higher-margin brands and growth platforms, we are continuing to drive productivity and overhead savings in Kraft Foods Europe; our European productivity savings are expected to come from procurement, manufacturing and distribution efficiencies; by leveraging our pan-European operating structure and further integrating biscuit operations we expect to reduce overhead as a percentage of net revenue by about 200 basis points by 2011; we expect ten of our priority brands to drive European organic revenue growth; and continue to target increasing profit margins to industry benchmark levels through productivity and overhead savings; and statements about our proposed combination with Cadbury plc. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors, include, but are not limited to, continued volatility of input costs, pricing actions, increased competition, our ability to differentiate our products from private label products, unanticipated expenses such as litigation or legal settlement expenses, our indebtedness and ability to pay our indebtedness, the shift in our product mix to lower margin offerings, risks from operating internationally, tax law changes, the possibility that our proposed combination with Cadbury will not be pursued, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the combination, adverse effects on the market price of our common stock and on our operating results because of a failure to complete the combination, failure to realize the expected benefits of the combination, negative effects of announcement or consummation of the combination on the market price of our common stock, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined companies following the combination. For additional information on these and other factors that could affect our forward-looking statements, see our filings with the SEC, including our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this document except as required by applicable law or regulation.

NON-GAAP FINANCIAL MEASURES

The company reports its financial results in accordance with accounting principles generally accepted in the United States (“GAAP”). The company is presenting operating income margin on a basis excluding items that affect comparability of results. When the company uses operating income margin excluding items, it is a non-GAAP financial measure. The term “items” includes asset impairment, exit and implementation costs primarily related to a restructuring program that ended in 2008 (the “Restructuring Program”). These restructuring charges include separation-related costs, asset write-downs, and other costs related to the implementation of the Restructuring Program. Other excluded items pertain to

3

asset impairment charges on certain long-lived assets, gains and losses on divestitures, charges from certain legal matters, and other one-time costs related to the company’s European Union segment reorganization.

Management believes that certain operating income margin on a basis excluding items provides additional meaningful comparisons between current results and results in the prior operating period. More specifically, management believes this non-GAAP financial measure reflects fundamental business performance because it excludes certain items that affect comparability of results.

See the attached schedule for supplemental financial data and corresponding reconciliations to certain GAAP financial measures for the year ended December 31, 2008. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the company’s results prepared in accordance with GAAP. In addition, the non-GAAP measures the company is using may differ from non-GAAP measures used by other companies.

Additional U.S.-Related Information

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Subject to future developments, we may file a registration statement and/or tender offer documents with the SEC in connection with the proposed combination. Cadbury shareholders should read those filings, and any other filings made by us with the SEC in connection with the proposed combination, as they will contain important information. Those documents, if and when filed, as well as our other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at our website at www.kraftfoodscompany.com.

— make today delicious —

4

Kraft Foods

Reconciliation of GAAP to Non-GAAP Information

Operating Income Margin

For the Twelve Months Ended December 31, 2008

($ in millions) (Unaudited)

	As Reported (GAAP)	Asset Impairment, Exit and Implementation Costs - Restructuring	Asset Impairments / Other Expenses - Non-Restructuring	(Gains) / Losses on Divestitures, Net	Excluding Items (Non-GAAP)
Kraft Foods
Net Revenues	$41,932	—	—	—	$41,932
Operating Income	$3,843	989	223	92	$5,147
Operating Income Margin	9.2%				12.3%

5

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN

PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD

CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT

JURISDICTION

8 September 2009

KRAFT FOODS INC. (“KRAFT FOODS”) STATEMENT RE: POSSIBLE OFFER

FOR CADBURY PLC (“CADBURY”)

Responding to recent comments on Kraft Foods’ possible offer for Cadbury, Michael Osanloo, Executive Vice President, Strategy, Kraft Foods said in an interview with Dow Jones:

“Over the last day, we have seen a lot of briefing in the media attributed to Cadbury’s advisers and those purporting to be close to the company. In light of this, I think it’s worth questioning some of what’s been said.

“There have been a lot of views expressed about Mars/Wrigley as a benchmark for our proposal. The most relevant point about Mars/Wrigley is that they paid a 28 per cent. premium over the prior day close. That’s the value that accrued to shareholders. The debate about multiples misses the point – the world has changed dramatically since then. On the most important comparison point, the premium, our proposal compares favourably.

“Similarly, there have been some comments about higher cost synergies. We believe our stated USD 625 million of run-rate cost synergies represent a very strong comparable to industry benchmarks. These synergies are on top of all the savings from Cadbury’s Vision Into Action programme, which we believe were already baked into their share price before yesterday’s announcement.

“Finally, there has been a lot of talk about what Cadbury is worth. The simple fact is that Cadbury is worth what someone is willing to pay for it – nothing more. We are the most logical buyer but we will remain financially disciplined.”

FURTHER INFORMATION

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise. Any offer will be made solely by certain offer documentation, which will contain the full terms and conditions of any offer, including details of how it may be accepted.

The distribution of this announcement in jurisdictions other than the United Kingdom and the availability of the possible offer to shareholders of Cadbury who are not resident in the United Kingdom may be affected by the laws of relevant jurisdictions. Therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or shareholders of Cadbury who are not resident in the United Kingdom will need to inform themselves about, and observe, any applicable requirements.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements regarding Kraft Foods’ possible offer to combine with Cadbury, expected future earnings, revenues, cost savings, operations, business trends and other such items, based on Kraft Foods’ plans, estimates and projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors, include, but are not limited to, the possibility that the possible offer will not be pursued, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the combination, adverse effects on the market price of Kraft Foods’ common stock and on Kraft Foods’ operating results because of a failure to complete the combination, failure to realise the expected benefits of the combination, negative effects of announcement or consummation of the combination on the market price of Kraft Foods’ common stock, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined companies following the combination. For additional information on these and other factors that could affect Kraft Foods’ forward-looking statements, see Kraft Foods’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement except as required by applicable law or regulation.

ADDITIONAL U.S.-RELATED INFORMATION

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Subject to future developments, Kraft Foods may file a registration statement and/or tender offer documents with the SEC in connection with the proposed combination. Cadbury shareholders should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the combination, as they will contain important information. Those documents, if and when filed, as well as Kraft Foods’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of Kraft Foods or of Cadbury, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Kraft Foods or of Cadbury, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all “dealings” in “relevant securities” of Kraft Foods or of Cadbury by Kraft Foods or Cadbury, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Takeover Panel.